


SMUCKER'S



THE J. M. SMUCKER COMPANY

2011 Annual Report



THE J. M. SMUCKER COMPANY

Our Purpose

Bringing families together to share memorable meals and moments.



Financial Highlights

(Dollars in thousands, except per share data)	Year Ended April 30, 2011	2010
Net sales	$4,825,743	$4,605,289
Net income and net income per common share:		
Net income	$ 479,482	$ 494,138
Net income per common share – assuming dilution	$ 4.05	$ 4.15
Income and income per common share excluding special project costs:[1]		
Income	$ 555,133	$ 520,782
Income per common share – assuming dilution	$ 4.69	$ 4.37
Common shares outstanding at year end	114,172,122	119,119,152
Number of employees	4,500	4,850

(1) Refer to "Non-GAAP Measures" located on page 28 in the "Management's Discussion and Analysis" section for a reconciliation to the comparable GAAP financial measure.

Contents



SMUCKER'S

"Apple Orchard" © 2001 – Vincent McIndoe

About Our Cover

This year our Annual Report cover pays tribute to the heritage of The J. M. Smucker Company and the first Smucker product – apple butter. Artist Vincent McIndoe from Toronto, Canada, is best known for his graphics and oil painting style in his award-winning paintings and posters.










The J. M. Smucker Company

Why We Are, Who We Are ...Our Culture

A culture of dotting the i's and crossing the t's...

Of doing the *right* things and doing *things* right...

A culture of growth — individual and as a company.

It's who we are. It's *because* of who we are.

It's a result of living our Basic Beliefs...

Our Commitment to Each Other. To our consumers and to our customers.

As we look to the future of unlimited possibilities, we recognize the principles that are instrumental to our success...

A culture deeply rooted in our Basic Beliefs...

Guideposts for decisions at every level...

Why we are *who* we are.

A culture that encourages commitment to each other...

Clear communication and collaboration...

Vision...A culture of appreciation.

A *family*-sense of sharing in a job well done...

Where every person makes a difference.

























Dear Shareholders and Friends:

Our family – all 4,500 of us at The J. M. Smucker Company – is pleased to share a successful year of accomplishments with you. Fiscal 2011 delivered impressive results and performance despite the challenging economic environment. These results prove that when a dedicated team is focused on *Our Purpose – bringing families together to share memorable meals and moments* – and implementing a clear strategy, strong financial results and enhanced shareholder value will follow:

- Sales grew to $4.8 billion, an increase of five percent over last year, due to strong performance across many of the brands in our portfolio.
- The strength of our brands and our ability to manage successfully through a volatile commodity cost environment resulted in a seven percent increase in non-GAAP earnings per share to $4.69.
- We repurchased approximately 5.7 million common shares that represented over four percent of shares outstanding. We also increased our dividends paid to shareholders by 17 percent.

Continuous investment in our Company has resulted in a portfolio of iconic brands, the majority of which hold category-leading market positions. This leadership reflects our long-held philosophy of delivering great products at a fair value. We believe value is as much about quality, consistency, and trust as it is about price.

This past fiscal year, our brands have delivered this type of value in numerous ways with impressive results:

- New product innovation contributed significantly to the Company's growth, particularly within our coffee, peanut butter, and baking brands.
- Our consumer communications efforts continued to drive brand equity, and we continued to be the primary share-of-voice for most of our categories. As a result, we produced an unprecedented number of television and broadband video advertisements during the year.
- We dramatically increased our digital marketing and social media programs, which now comprise over 10 percent of our Company's media spend.

We are particularly proud that our communication efforts continue to be executed in an effective and family-friendly manner. The Parents Television Council has honored Smucker with the #1 ranking on its "Top Ten Best Advertisers" list recognizing companies that advertise only on responsibly produced entertainment programs.

LONG-TERM PERSPECTIVE

As an independent company with a history of leadership continuity, we are able to manage our business with a long-term perspective. Our unique culture, combined with this long-term perspective, has enabled us to deliver consistently strong financial results. On a 10-year basis, our total shareholder return has outpaced the average of the Standard & Poor's packaged foods industry, as well as those of broader market indexes.

We remain committed to preserving our *Independence* and ensuring leadership continuity because both have been significant contributors to our culture, financial performance, and ability to serve our business and constituents – consumers, customers, employees, suppliers, communities, and shareholders.

Accordingly, throughout our history, we have proactively planned for leadership succession. As part of this process, several executive appointments and realignments became effective on May 1, 2011, the start of our 2012 fiscal year.

- Vincent C. Byrd is now President and Chief Operating Officer with responsibility for the Company's U.S. Retail businesses. A 34-year veteran of the Company, Vincent was previously President of U.S. Retail Coffee.
- Mark T. Smucker, who has served in Company leadership roles for 13 years, most recently as President of Special Markets, now heads U.S. Retail Coffee as President.
- Paul Smucker Wagstaff, a 15-year Company veteran, has assumed the role of President, U.S. Retail Consumer Foods in a newly consolidated business area combining the current Consumer business with the Oils and Baking business.
- Steven Oakland, who was President of *Smucker's*®, *Jif*®, and *Hungry Jack*®, is now President, International, Foodservice, and Natural Foods. Steven has been with Smucker for 28 years.
- Barry C. Dunaway, formerly Senior Vice President, Corporate and Organization Development, with 24 years experience with the Company, is now Senior Vice President and Chief Administrative Officer, overseeing Human Resources, Legal, Corporate Development, and Information Services.

Fiscal 2011 delivered impressive results and performance despite the challenging economic environment.

- Mark R. Belgya, our Senior Vice President and Chief Financial Officer and a 26-year veteran of the Company, adds Internal Audit to his responsibilities that include Accounting, Investor Relations, Financial Planning, Tax, and Treasury.

In addition, effective August 16, 2011, Richard Smucker will serve as sole Chief Executive Officer, while Tim Smucker will continue to serve as Chairman of the Board with a focus on the Board of Directors, corporate strategy, succession planning, support for China growth opportunities, and will be an ambassador of our culture with our constituents.

LOOKING FORWARD

While *Our Vision* is to own and market North American food brands that hold the #1 market position in their respective categories, we also believe it is important to embrace a global perspective for long-term growth.

As we look toward fiscal 2012, we remain confident in our ability to execute our long-term strategy and remain committed to growing our business with contributions from all three of our growth drivers – category and market share growth, new products, and acquisitions. Ongoing investments in product launches and marketing initiatives will further strengthen the trust consumers have in our brands.

Managing through the challenging commodity cost environment will also remain a primary area of focus. We continue to utilize a combination of price increases and cost saving initiatives to offset higher costs. With our consistent approach to pricing transparency, the strength of our brands, and our team's ability to execute, we expect to continue to effectively manage through this period of commodity cost volatility.

We recently acquired the coffee brands and business operations of Rowland Coffee Roasters, Inc., including its leading Hispanic brands *Café Bustelo*® and *Café Pilon*®. While respecting and preserving the rich heritage of these brands, we believe they will benefit from our increased marketing support, go-to-market strategy, and strong national presence. We anticipate these brands will be a great complement to our existing portfolio. Achieving a seamless integration will be a key priority in fiscal 2012.

China, with its vast consumer population, is a significant opportunity for us to consider. We have allocated resources to review these opportunities and to evaluate various means of entry into the Chinese market.

OUR PURPOSE

With an uncertain economic recovery, consumers remain thoughtful about their choices and are more conscious than ever of brand value. In such an environment, Smucker is well positioned to meet their needs with quality products available through our various distribution channels.

We will continue to work to fulfill *Our Purpose* of *bringing families together to share memorable meals and moments.* We encourage you to read more about *Our Purpose* in this Report. Ultimately, our ability to fulfill this *Purpose*, achieve *Our Vision*, and consistently deliver solid financial results is a reflection of the hard work and dedication of our employees. We were honored to again have our employees recognized by *FORTUNE* magazine, naming Smucker as one of the "100 Best Companies to Work For." We attribute our inclusion on this list to the quality of our employees. Together, we share the same *Basic Beliefs* – *Quality, People, Ethics, Growth,* and *Independence* – and draw upon these *Beliefs* to guide us on a daily basis.

It is our family-sense of sharing in a job well done that has made The J. M. Smucker Company what it is today and positions us well for continued growth. To our employees, thank you for your continued commitment; and to our shareholders, thank you for your continued support.

Sincerely,





Tim Smucker

Richard Smucker

June 22, 2011





Why the Family Meal Matters

While strong financial results are important, we ultimately define our business success by how well we fulfill *Our Purpose*:

Bringing families together to share memorable meals and moments.

We believe, and research demonstrates, a shared mealtime experience leads to happier and healthier families.

"Sitting down to a meal together draws a line around us," says Miriam Weinstein, author of *The Surprising Power of Family Meals*. "It encloses us and, for a brief time, strengthens the bonds that connect us with other members of our self-defined clan, shutting out the rest of the world."

Weinstein partners with Smucker on our website, **PowerOfFamilyMeals.com**. Her insights are supported by numerous research studies that reveal the benefits gained from family-shared meals:

- Better grades
- Healthier eating habits
- Fewer behavioral problems
- Less family tension
- Closer family bonds

The power of the family meal helps family members connect with each other, teaches children valuable life lessons, and establishes an important ritual that allows them to grow together. These families are happier, healthier, and forge stronger and more resilient family ties.

This is why we strive to make meal planning and preparation easier, offering products that are convenient, delicious, and nutritious to help families enjoy more meals together – anywhere, any time, every day.

A Focused Strategy



Our Vision is to own and market food brands that hold the #1 position in their respective categories – categories that are typically located in the center of the store. This Strategy, along with our unique culture, has helped to shape a decade of transformational growth for Smucker.

In the United States, seven of our brands hold #1 market share positions in their respective categories, and Smucker brands enjoy top positions in eight categories in Canada.

As one of *Our Basic Beliefs, Growth* remains central to our long-term strategy. We target net sales growth of six percent and earnings per share growth of greater than eight percent annually.

We plan to grow our business through category and market share growth, new products, and acquisitions of leading brands. Acquisitions may be "enabling," which provide new or enhanced capabilities; "bolt-on," which increase our category presence; or "transformational," which provide entry into new markets and/or categories.

This Strategy, combined with the strength of our brand portfolio and our people, will enable us to further build upon our position as one of the leading branded dry grocery food manufacturers in North America.

U.S. RETAIL COFFEE MARKET


Folgers


DD
DUNKIN'
DONUTS


MILLSTONE

U.S. RETAIL CONSUMER MARKET


SMUCKER'S


Jif


Hungry
Jack

U.S. RETAIL OILS AND BAKING MARKET


Crisco


Pillsbury


EAGLE BRAND
AMERICA'S MOST TRUSTED
Borden

SPECIAL MARKETS


BICK'S


Robin Hood


Europe's Best


Santa Cruz
ORGANIC


R.W. KNUDSEN
FAMILY


Folgers
The best part of wakin' up.

Brand Building

Our Company has a history of ongoing marketing support to strengthen our brands. Fiscal 2011 saw significant advancement in our digital and social marketing investments, complementing an unprecedented year in the development of new television commercials. The net result is that our portfolio of leading brands continues to strengthen, evolve, and connect with consumers.

U.S. Retail Coffee Market

Our U.S. Retail Coffee Market enjoyed solid sales and segment profit in fiscal 2011 and continues to be the market leader in the packaged coffee category. Sales growth of 14 percent was driven by the *Folgers*® and *Dunkin' Donuts*® brands along with the launch of our single-serve K-Cup® portion packs. Profit for the business increased 11 percent.

The introduction of *Folgers Gourmet Selections*® and *Millstone*® single-serve K-Cup® portion packs was the most successful new product launch in Company history and has provided us with a strong position in the fastest-growing segment for single-serve coffee.

Other *Folgers* coffee marketplace success stories included volume growth of more than 45 percent for *Folgers* Black Silk coffee and a relaunch of *Folgers Special Roast*® coffee with new packaging and product formulation. The *Folgers* brand also engaged consumers through its highly successful *Folgers* Jingle Contest, launch of the *Folgers* brand on Facebook, and new television commercials.

Dunkin' Donuts has become the fifth-largest brand in our portfolio and the second-leading brand in the premium coffee segment. The *Dunkin' Turbo*® variety and *Dunkin' Donuts* coffee seasonal flavors, Toasted Almond and Strawberry Shortcake, contributed to this success.

We continue to make capital investments to expand coffee operations at our New Orleans, Louisiana, manufacturing facilities. In early fiscal 2012, we acquired the coffee brands and business operations of Rowland Coffee Roasters, Inc., a leading marketer of Hispanic coffee brands, including *Café Bustelo* and *Café Pilon,* and one of the largest producers of espresso coffee in the United States. The rich heritage of these brands will provide us with a unique opportunity to strengthen our presence in the coffee category among Hispanic consumers in the United States.


MILLSTONE
Folgers
GOURMET
DUNKIN' DONUTS
DUNKIN' TURBO
Folgers
Black Silk
Folgers
CLASSIC ROAST

U.S. Retail Consumer Market

Sales within our U.S. Retail Consumer Market segment grew by one percent, excluding the impact of divestitures, and segment profit grew by three percent in fiscal 2011. In addition to new product introductions and strong consumer communications support, our ongoing investments in this segment include the construction of a new state-of-the-art manufacturing facility in Orrville, Ohio, that will support future growth and enhance operational efficiency.

Smucker's fruit spreads and *Jif* peanut butter continued to grow and strengthen their #1 positions within their categories, offering quality, variety, and value options for everyone to enjoy. *Smucker's®* *Uncrustables®* sandwiches and *Smucker's® Snack'n Waffles™* brand waffles remain popular, delicious, and convenient meal and snack options, bringing smiles to consumers of all ages.

Smucker's fruit spreads, *Jif* peanut butter, and *Hungry Jack* pancake mixes and syrups remain family meal favorites, and they offered consumers more choices through the introduction of new products during fiscal 2011, including two new flavors of *Smucker's® Orchard's Finest®* preserves; *Jif® To Go™* peanut butter; and *Hungry Jack* sugar-free, butter-flavored syrup. *Smucker's* ice cream toppings, perfect for celebrations and special treats, continue to offer variety as well as consumer favorites, such as *Smucker's® Sundae Syrup™* caramel-flavored syrup and *Smucker's* hot fudge topping.

The *Smucker's*, *Jif*, and *Hungry Jack* brands continue to connect with our consumers through marketing initiatives, including the *Jif* brand's search for the most creative peanut butter sandwich; the launch of *Smucker's*, *Jif*, and *Hungry Jack* Facebook pages; and the debut of *Smucker's* fruit spreads' first holiday commercial depicting Tim and Richard Smucker as boys in the 1950s.



Jif
TO GO
Jif
CREAMY
SMUCKER'S
Strawberry Preserves
Orchard's Finest
Hungry Jack
Sugar Free
Hungry Jack
Complete
Buttermilk
SMUCKER'S
Snack'n Waffles
Blueberry

Convenience


Jif
TO GO
CREAMY

"Easy" is one way we think about new products to meet the needs of our consumers. *Jif*® *To Go*™ peanut butter was created for consumers who are seeking the great taste of *Jif*® peanut butter in a convenient size that's perfect for dipping and snacking while on the go.


SMUCKER'S
Toppings
BLACK CHERRY

U.S. Retail Oils and Baking Market

Although segment sales in our U.S. Retail Oils and Baking Market declined two percent and profits were down nine percent in a challenging operating environment, the segment had a strong finish to fiscal 2011.

Our family of leading oils and baking brands continues to offer consumers a variety of products that can be a part of everyday meals or special occasions.

Product innovation contributed to the strength of our baking brands in fiscal 2011 as the *Pillsbury®* brand became the only national baking brand to offer sugar-free frostings, brownie mixes, and cake mixes. These product alternatives make it possible for consumers monitoring their sugar intake to also enjoy dessert options. In addition to *Pillsbury*, the *Martha White®* brand maintains strong consumer loyalty for its flour and baking mixes and successfully launched new coffee cake baking mixes during the year.

The *Crisco®* brand celebrated its 100th anniversary this year and has enjoyed a long history of being a key part of family recipes for many generations. Awareness of *Crisco* olive oil continues to increase, and the product was recommended by *Cooking Light* magazine as the "Best All-Around" olive oil. We are broadening engagement with consumers through the *Crisco* brand website, Facebook, mobile applications, and blogger events.

Eagle Brand® remains the #1 brand of sweetened condensed milk and recently introduced a new easy-to-open package, providing greater convenience when baking special family recipes.


Crisco
Extra Virgin
olive oil
Crisco
All Natural
Pure Canola oil
Crisco
Original
Crisco
All-Vegetable
EAGLE BRAND
SWEETENED CONDENSED MILK
WHITE LILY
FLOUR
The Light Baking Flour
ALL PURPOSE
Pillsbury
Family Size
milk Chocolate

Variety



Pillsbury
Funfetti
Pillsbury
Funfetti
Martha White
Cinnamon Streusel
Streusel Topping

The *Pillsbury®* line of sugar-free frostings, brownie mixes, and cake mixes allows the growing number of consumers who are monitoring their sugar intake to enjoy these great-tasting desserts.

Quality

The *R.W. Knudsen Family®* brand understands the value of using the highest quality natural and organic ingredients possible in its extensive line of juices. This focus on quality has helped drive the brand's growth from an organic grape vineyard in Paradise, California, into the nation's leading natural and organic juice brand, which is celebrating its 50th anniversary in 2011.



Crisco
PAN RELEASE
Carnation
Evaporated Milk
Folgers
SMUCKER'S
Uncrustables
ORGANIC

Special Markets

Our Special Markets segment experienced a strong fiscal 2011 across all four of its business areas – Canada, foodservice, natural foods, and international. Led by the continued growth of *Folgers* coffee across the segment, net sales and profits grew five percent and 14 percent, respectively.

In Canada, our brands enjoy market-share leadership in eight categories. Collectively, our Canadian portfolio experienced solid sales growth led by the strong performance of the coffee category. We continue to invest in our brands through new product launches and advertising support, as evidenced by the debut of four new television commercials during the year.

Our foodservice business area maintained strong results in a market where many families are choosing to eat at home due to economic considerations. In this market, we remain focused on our very popular handheld products such as *Smucker's Uncrustables* sandwiches and *Smucker's Snack'n Waffles* brand waffles. Foodservice also is increasing its focus on growing the coffee business to complement its strong core product offerings.

Smucker Natural Foods also experienced a very successful fiscal 2011. Innovation and new products continued to drive growth in natural foods during the year. New product launches included *Recharge®* all-natural sports drink mixes, two new flavors of *R. W. Knudsen Family® Sparkling Essence™* beverages, and new offerings of *Santa Cruz Organic®* fruit spreads and lemonades.

Finally, our international business area continues to provide consumers in more than 65 countries the opportunity to enjoy our products. The Company is also focused on expansion of its business in Mexico and future growth opportunities in China.


Smucker's
Orange Marmalade
Double Fruit
Bick's
Dill Pickles
Garlic
Robin Hood
All Purpose
Flour

Sustainability Matters

Respecting our natural environment and being an active participant in the communities in which we live and work have been defining attributes of The J. M. Smucker Company since our founding. Our Sustainability Strategy summarizes our integrated focus on **Economic, Environmental,** and **Social** sustainability:

Create a better tomorrow by focusing on preserving our culture, ensuring our long-term economic viability, limiting our environmental impact, and being socially responsible.

During fiscal 2011, we continued to execute this strategy by working toward our five-year sustainability goals, participating in the Carbon Disclosure Project for the second year, and publishing our inaugural Corporate Responsibility Report, which we invite all of our constituents to read at **smuckers.com**.

Cherry Almond Dutch Baby



Chopped Italian Salad with Italian Vinaigrette



Crunchy Pesto Chicken Paillards with Caprese Salsa



Fresh Tomato Tart with Black Pepper Cornbread Crust



Peanut Butter Topped Chocolate Cake



Grilled Shrimp with Greek Wheat Berry Salad



Chopped Italian Salad with Italian Vinaigrette

PREP TIME: 20 min MAKES: 8 servings

ITALIAN VINAIGRETTE

- 1/2 cup balsamic vinegar
- 1 tablespoon Dijon-style mustard
- 1/4 teaspoon salt
- 1/4 teaspoon coarse ground black pepper
- 2 tablespoons chopped herbs, a mixture of basil, oregano and thyme
- 1/2 cup **Crisco**® Pure Olive Oil

CHOPPED ITALIAN SALAD

- 1 head or 1 (10 oz.) package romaine lettuce, torn into bite-sized pieces
- 1/3 cup sliced roasted red peppers, drained
- 1/4 pound sliced salami, cut into strips
- 1/3 cup chopped red onion
- 1 1/2 cups sliced ripe black olives
- 1 cup diced provolone cheese

DIRECTIONS

1. COMBINE balsamic vinegar, mustard, salt, pepper and herbs in a food processor or blender. Process on high speed until the mixture is well blended. With the motor running, slowly add olive oil in a steady stream.
2. TOSS salad ingredients together to combine. Add vinaigrette. Stir until evenly coated.

TIP: Vinaigrette will last approximately 2 weeks in the refrigerator.

Cherry Almond Dutch Baby

PREP TIME: 10 min COOK TIME: 20 min MAKES: 4 to 6 servings

- 1 tablespoon butter
- 3/4 cup milk
- 1/2 cup **Pillsbury BEST**® All Purpose Flour
- 2 large eggs
- 2 tablespoons sugar
- 1/2 teaspoon almond extract
- 1/4 cup sliced almonds
- 1/2 cup **Smucker's® Orchard's Finest**® Michigan Red Tart Cherry Preserves
- Powdered sugar for garnish (optional)

DIRECTIONS

1. HEAT oven to 425°F. Melt butter in 9-inch pie plate in the oven. Remove from oven. Brush butter over entire inside of plate.
2. COMBINE milk, flour, eggs, sugar and almond extract in blender container. Process using several pulses to make a smooth batter. Pour batter into hot pie plate. Sprinkle with almonds. Bake 15 minutes.
3. REDUCE heat to 350°F. Bake 5 to 8 minutes longer or until golden brown. Remove from oven. Spread with cherry preserves. Sprinkle with powdered sugar if desired. Cut into wedges and serve immediately.

Fresh Tomato Tart with Black Pepper Cornbread Crust

PREP TIME: 15 min COOK TIME: 20 min MAKES: 8 to 12 servings

CORNBREAD CRUST

- **Crisco**® Original No-Stick Cooking Spray
- 1 large egg
- 1/4 cup sour cream
- 1/2 cup milk
- 1 (6 oz.) package **Martha White**® Buttermilk Cornbread & Muffin Mix
- 1 teaspoon coarsely ground black pepper
- 2 tablespoons **Crisco** Pure Olive Oil

FILLING

- 3 to 4 medium tomatoes
- 1 cup shredded sharp cheddar cheese
- 1 cup shredded mozzarella cheese
- 1/2 cup mayonnaise
- 1 to 2 tablespoons chopped fresh basil
- 1 to 2 tablespoons chopped fresh chives
- Salt and pepper

DIRECTIONS

1. HEAT oven to 425°F. Generously spray 13x9-inch baking pan with no-stick cooking spray. Whisk together egg, sour cream and milk in large bowl. Whisk in cornbread mix and pepper until smooth. Stir in olive oil just until blended. Pour into prepared pan. Bake 12 to 15 minutes or until golden brown. Cornbread will be thin.
2. CUT tomatoes into medium-thick slices. Drain on paper towels. Stir together cheeses, mayonnaise, basil and chives until combined.
3. SPREAD about half the cheese mixture over cornbread. Arrange tomato slices over cheese in overlapping rows. Salt and pepper to taste. Place spoonfuls of remaining cheese mixture on tomato slices. Return to oven for 5 minutes or until cheese begins to melt. Turn on broiler. Broil until cheese is bubbly and lightly browned, 1 to 2 minutes. Cut into squares. Serve warm or at room temperature.

Crunchy Pesto Chicken Paillards with Caprese Salsa

PREP TIME: 20 min COOK TIME: 5 min MAKES: 4 servings

CHICKEN

- 2 (8 oz.) boneless, skinless chicken breasts
- Kosher salt and freshly ground black pepper, divided
- 1/2 cup **Pillsbury BEST**® All Purpose Flour
- 1/4 cup **Crisco**® Pure Olive Oil, plus 1 1/2 to 2 tablespoons, divided
- 2 tablespoons prepared pesto
- 1 cup panko (coarse) bread crumbs

CAPRESE SALSA

- 2 medium tomatoes, seeded and cut into 1/2-inch cubes
- 1/3 cup fresh basil, cut to chiffonade (thin strips)
- 2/3 cup mozzarella cheese, cut into 1/2-inch cubes
- 1/4 cup red onion, thinly sliced
- 2 tablespoons **Crisco** 100% Extra Virgin Olive Oil
- 1 teaspoon balsamic vinegar

DIRECTIONS

1. CUT chicken breasts in half horizontally to form 4 thin cutlets. Pound each piece to 1/4-inch thickness. Sprinkle with salt and pepper. Dip chicken in flour and shake off excess.
2. WHISK 1/4 cup of pure olive oil with pesto in a small pie plate. In another pie plate, place bread crumbs. Dip both sides of each cutlet into oil, then into bread crumb mixture, pressing crumbs to adhere.
3. COMBINE tomato, basil, mozzarella and red onion; drizzle with extra virgin olive oil and balsamic vinegar. Season with salt and pepper to taste and set aside.
4. HEAT remaining pure olive oil in a large non-stick skillet. Add chicken and quickly cook about 2 minutes per side, until no longer pink.
5. TOP chicken with caprese salsa.

Grilled Shrimp with Greek Wheat Berry Salad

PREP TIME: 30 min COOK TIME: 1hr 15min MAKES: 4 servings

- 1 1/4 cups uncooked hard wheat berries
- 1 teaspoon salt, divided
- 4 cups hot water
- 1/3 cup **Crisco**® Pure Olive Oil
- 3 tablespoons fresh lemon juice
- 1 teaspoon dill weed
- 2 cloves garlic, minced
- 1/2 teaspoon black pepper
- 16 large uncooked shrimp, peeled and deveined
- 1 large red bell pepper, cut into about 20, 3/4-inch squares
- 2 cups diced unpeeled English cucumbers
- 1 cup pitted kalamata olives, cut in half lengthwise
- 2 green onions, cut in 1/2-inch pieces
- 1/2 cup crumbled feta cheese

DIRECTIONS

1. PLACE wheat berries and 1/2 teaspoon salt in medium saucepan. Cover with about 4 cups hot water. Bring to a boil over high heat. Reduce heat to low. Cover and simmer 1 to 1 1/4 hours or until tender. Drain.
2. WHISK olive oil, lemon juice, dill weed, garlic, black pepper and remaining 1/2 teaspoon salt in large bowl. Combine 2 tablespoons oil mixture with shrimp and red pepper in medium bowl; stir to coat. Let stand 15 minutes. Reserve remaining oil mixture.
3. THREAD red pepper and shrimp onto 4 soaked wooden or metal skewers, beginning and ending with red pepper. Grill, turning once, until shrimp are pink and opaque in center, about 3 to 4 minutes per side.
4. ADD cooked wheat berries, cucumbers, olives and green onions to reserved oil mixture. Mix well. Spoon onto serving plates. Place cooked kabobs over salad mixture. Sprinkle with feta cheese.

TIP: 3 cups cooked orzo pasta or plain couscous may be used in place of wheat berries, if desired. Cook orzo or couscous according to package directions, then proceed as directed above in step 2.

Peanut Butter Topped Chocolate Cake

PREP TIME: 10 min COOK TIME: 20 min MAKES: 24 servings

- **Crisco**® Original No-Stick Cooking Spray
- 1 (16 oz.) package **Pillsbury**® Sugar Free Devil's Food Cake Mix
- 1 1/4 cups water
- 1/2 cup **Crisco** Pure Vegetable Oil
- 3 large eggs
- 1 cup cold skim milk
- 1 (1 oz.) package sugar-free, fat-free, instant vanilla pudding mix
- 2/3 cup **Simply Jif**® Creamy Peanut Butter
- 1 (8 oz.) container frozen sugar-free whipped topping, thawed
- 1/4 cup finely chopped dry roasted or cocktail peanuts

DIRECTIONS

1. HEAT oven to 325°F. Coat a 15x10-inch jelly roll pan with no-stick cooking spray.
2. PREPARE cake mix batter according to package directions using water, oil and eggs. Spread in prepared pan. Bake 16 to 20 minutes or until toothpick inserted in center comes out clean. Cool completely in pan on wire rack.
3. BEAT milk and pudding mix in large bowl with electric mixer on medium speed until thickened, about 15 seconds. Add peanut butter; beat until smooth. Beat in whipped topping until smooth. Spread over cooled cake. Garnish with chopped peanuts.

2011 Financial Review

Five-Year Summary of Selected Financial Data

The following table presents selected financial data for each of the five years in the period ended April 30, 2011. The selected financial data was derived from the consolidated financial statements and should be read in conjunction with the "Results of Operations" and "Financial Condition" sections of "Management's Discussion and Analysis" and the consolidated financial statements and notes thereto.

	Year Ended April 30,				
(Dollars in thousands, except per share data)	**2011**	2010	2009	2008	2007
Statements of Income:					
Net sales	**$4,825,743**	$4,605,289	$3,757,933	$2,524,774	$2,148,017
Gross profit	**$1,798,517**	$1,786,690	$1,251,429	$ 782,164	$ 702,055
% of net sales	**37.3%**	38.8%	33.3%	31.0%	32.7%
Operating income	**$ 784,272**	$ 790,909	$ 452,275	$ 284,559	$ 254,648
% of net sales	**16.3%**	17.2%	12.0%	11.3%	11.9%
Net income	**$ 479,482**	$ 494,138	$ 265,953	$ 170,379	$ 157,219
Financial Position:					
Cash and cash equivalents	**$ 319,845**	$ 283,570	$ 456,693	$ 171,541	$ 199,541
Total assets	**8,324,585**	7,974,853	8,192,161	3,129,881	2,693,823
Total debt	**1,304,039**	910,000	1,536,726	789,684	425,643
Shareholders' equity	**5,292,363**	5,326,320	4,939,931	1,799,853	1,795,657
Statements of Cash Flows:					
Net cash provided by operating activities	**$ 391,562**	$ 713,478	$ 446,993	$ 182,918	$ 273,607
Capital expenditures	**180,080**	136,983	108,907	76,430	57,002
Quarterly dividends paid	**194,024**	166,224	110,668	68,074	63,632
Purchase of treasury shares	**389,135**	5,569	4,025	152,521	52,125
Share Data:					
Weighted-average shares outstanding	**118,165,751**	118,951,434	85,448,592	56,641,810	56,844,151
Weighted-average shares outstanding – assuming dilution	**118,276,086**	119,081,445	85,547,530	56,873,492	57,233,399
Dividends declared per common share	**$ 1.68**	$ 1.45	$ 6.31	$ 1.22	$ 1.14
Earnings per Common Share:					
Net income	**$ 4.06**	$ 4.15	$ 3.11	$ 3.01	$ 2.77
Net income – assuming dilution	**4.05**	4.15	3.11	3.00	2.75
Non-GAAP Measures: [1]					
Gross profit excluding special project costs	**$1,852,606**	$1,790,560	$1,251,429	$ 783,674	$ 712,036
% of net sales	**38.4%**	38.9%	33.3%	31.0%	33.1%
Operating income excluding special project costs	**$ 897,423**	$ 830,312	$ 535,170	$ 297,273	$ 266,810
% of net sales	**18.6%**	18.0%	14.2%	11.8%	12.4%
Income and income per common share excluding special project costs:					
Income	**$ 555,133**	$ 520,782	$ 321,617	$ 178,881	$ 165,152
Income per common share – assuming dilution	**$ 4.69**	$ 4.37	$ 3.76	$ 3.15	$ 2.89

(1) Refer to "Non-GAAP Measures" located on page 28 in the "Management's Discussion and Analysis" section for a reconciliation to the comparable GAAP financial measure.



NET SALES
(Dollars in billions)
$2.1 $2.5 $3.8 $4.6 $4.8
2007 2008 2009 2010 2011
NON-GAAP NET INCOME
(Dollars in millions)
$165.2 $178.9 $321.6 $520.8 $555.1
2007 2008 2009 2010 2011
NON-GAAP EARNINGS PER SHARE – ASSUMING DILUTION
$2.89 $3.15 $3.76 $4.37 $4.69
2007 2008 2009 2010 2011

Summary of Quarterly Results of Operations

The J. M. Smucker Company

The following is a summary of unaudited quarterly results of operations for the years ended April 30, 2011 and 2010.

(Dollars in thousands, except per share data)	Quarter Ended	Net Sales	Gross Profit	Net Income	Net Income per Common Share	Net Income per Common Share – Assuming Dilution
2011	July 31, 2010	$1,047,312	$408,435	$102,881	$0.86	$0.86
	October 31, 2010	1,278,913	494,670	149,726	1.25	1.25
	January 31, 2011	1,312,351	474,414	131,995	1.12	1.11
	April 30, 2011	1,187,167	420,998	94,880	0.82	0.82
2010	July 31, 2009	$1,051,526	$406,029	$ 98,063	$0.83	$0.83
	October 31, 2009	1,278,745	492,250	139,990	1.18	1.18
	January 31, 2010	1,205,939	458,304	135,479	1.14	1.14
	April 30, 2010	1,069,079	430,107	120,606	1.01	1.01

Annual net income per common share may not equal the sum of the individual quarters due to differences in the average number of shares outstanding during the respective periods.

Stock Price Data

The Company's common shares are listed on the New York Stock Exchange – ticker symbol SJM. The table below presents the high and low market prices for the shares and the quarterly dividends declared. There were approximately 334,846 shareholders as of June 14, 2011, of which 71,104 were registered holders of common shares.

	Quarter Ended	High	Low	Dividends
2011	July 31, 2010	$63.75	$53.27	$0.40
	October 31, 2010	64.55	57.20	0.40
	January 31, 2011	66.28	60.46	0.44
	April 30, 2011	75.46	61.16	0.44
2010	July 31, 2009	$51.06	$39.19	$0.35
	October 31, 2009	55.36	49.08	0.35
	January 31, 2010	63.00	51.19	0.35
	April 30, 2010	63.50	57.72	0.40

Comparison of Five-Year Cumulative Total Shareholder Return

The J. M. Smucker Company

Among The J. M. Smucker Company, the S&P 500 Index, and the S&P Packaged Foods & Meats Index



$250
$200
$150
$100
$50
$0
4/06
4/07
4/08
4/09
4/10
4/11

The J. M. Smucker Company
S&P 500
S&P Packaged Foods & Meats

	April 30,					
	2006	2007	2008	2009	2010	2011
The J. M. Smucker Company	$100.00	$145.74	$133.19	$118.70	$189.15	$238.88
S&P 500	100.00	115.24	109.85	71.06	98.66	115.65
S&P Packaged Foods & Meats	100.00	119.46	117.29	92.84	129.98	151.12

The above graph compares the cumulative total shareholder return for the five years ended April 30, 2011, for the Company's common shares, the S&P 500 Index, and the S&P Packaged Foods and Meats Index. These figures assume all dividends are reinvested when received and are based on $100 invested in the Company's common shares and the referenced index funds on April 30, 2006.

Management's Discussion and Analysis

The J. M. Smucker Company

EXECUTIVE SUMMARY

For more than 110 years, The J. M. Smucker Company ("Company"), headquartered in Orrville, Ohio, has been committed to offering consumers trusted, quality products that bring families together to share memorable meals and moments. Today, the Company is a leading marketer and manufacturer of fruit spreads, retail packaged coffee, peanut butter, shortening and oils, ice cream toppings, sweetened condensed milk, and health and natural foods beverages in North America.

Its family of brands includes *Smucker's, Folgers, Dunkin' Donuts, Jif, Crisco, Pillsbury, Eagle Brand, R.W. Knudsen Family, Hungry Jack, Café Bustelo, Café Pilon, White Lily,* and *Martha White* in the United States, along with *Robin Hood, Five Roses, Carnation, Europe's Best,* and *Bick's* in Canada. In addition to these brands, the Company markets products under numerous other brands, including *Millstone, Dickinson's, Laura Scudder's, Adams, Double Fruit* (Canada), and *Santa Cruz Organic.*

The Company has four reportable segments: U.S. Retail Coffee Market, U.S. Retail Consumer Market, U.S. Retail Oils and Baking Market, and Special Markets. The Company's three U.S. retail market segments in total comprised over 80 percent of the Company's net sales in 2011 and represent a major portion of the strategic focus area for the Company – the sale of branded food products with leadership positions to consumers through retail outlets in North America. The Special Markets segment represents sales outside of the U.S. retail market segments and includes the Company's Canada, foodservice, natural foods, and international business areas.

In each of the U.S. retail market segments, the Company's products are sold primarily to food retailers, food wholesalers, drug stores, club stores, mass merchandisers, discount and dollar stores, and military commissaries. In the Special Markets segment, the Company's products are distributed domestically and in foreign countries through retail channels, foodservice distributors and operators (e.g., restaurants, schools and universities, health care operators), and health and natural foods stores and distributors.

STRATEGIC ELEMENTS

The Company remains rooted in its *Basic Beliefs* of *Quality, People, Ethics, Growth,* and *Independence,* established by its founder and namesake, Jerome Smucker, more than a century ago. Today, these basic beliefs are the core of the Company's unique culture and serve as a foundation for decision making and actions. The Company has been led by four generations of family leadership, having had only five chief executive officers in 114 years. This continuity of management and thought extends to the broader leadership team that embodies the values and embraces the business practices that have contributed to the Company's consistent growth.

The Company's strategic vision is to own and market food brands which hold the number one market position in their category, with an emphasis on North America while embracing a global perspective.

The Company's strategic long-term growth objectives are to increase net sales by six percent and earnings per share by greater than eight percent annually. While the net sales contribution from acquisitions will vary from year to year, the Company expects organic growth, including new products, to add three to four percent per year and acquisitions to contribute the remainder over the long term.

Management's Discussion and Analysis

The J. M. Smucker Company

RESULTS OF OPERATIONS

On November 6, 2008, the Company completed a merger transaction with The Folgers Coffee Company ("Folgers"), previously a subsidiary of The Procter & Gamble Company. The transaction was accounted for as a purchase business combination and Folgers is included in the Company's consolidated financial statements from the date of the merger. Because the transaction closed during the first week of the Company's 2009 third quarter, incremental Folgers business, approximating six months of operations, is included in 2010, compared to 2009 ("incremental Folgers business").

(Dollars in millions, except per share data)	Year Ended April 30, 2011	2010	% Increase (Decrease)	2010	2009	% Increase (Decrease)
Net sales	**$4,825.7**	$4,605.3	5%	$4,605.3	$3,757.9	23%
Gross profit	**$1,798.5**	$1,786.7	1%	$1,786.7	$1,251.4	43%
% of net sales	**37.3%**	38.8%		38.8%	33.3%	
Operating income	**$ 784.3**	$ 790.9	(1)%	$ 790.9	$ 452.3	75%
% of net sales	**16.3%**	17.2%		17.2%	12.0%	
Net income:						
Income	**$ 479.5**	$ 494.1	(3)%	$ 494.1	$ 266.0	86%
Income per common share – assuming dilution	**$ 4.05**	$ 4.15	(2)%	$ 4.15	$ 3.11	33%
Gross profit excluding special project costs [1]	**$1,852.6**	$1,790.6	3%	$1,790.6	$1,251.4	43%
% of net sales	**38.4%**	38.9%		38.9%	33.3%	
Operating income excluding special project costs [1]	**$ 897.4**	$ 830.3	8%	$ 830.3	$ 535.2	55%
% of net sales	**18.6%**	18.0%		18.0%	14.2%	
Income excluding special project costs: [1]						
Income	**$ 555.1**	$ 520.8	7%	$ 520.8	$ 321.6	62%
Income per common share – assuming dilution	**$ 4.69**	$ 4.37	7%	$ 4.37	$ 3.76	16%

(1) Refer to "Non-GAAP Measures" located on page 28 in the "Management's Discussion and Analysis" section for a reconciliation to the comparable GAAP financial measure.

Summary of 2011

Net sales in 2011 increased five percent, compared to 2010, primarily due to price increases. Sales mix and foreign exchange rates also contributed to more than offset the impact of potato products divested in March 2010 and a one percent decline in volume. While the net effect of price increases more than offset overall higher raw material costs, increased restructuring and merger and integration costs ("special project costs") and impairment charges resulted in a one percent decline in operating income. Excluding special project costs, operating income increased eight percent for 2011, compared to 2010. The Company's net income per diluted share decreased two percent, yet increased seven percent excluding special project costs, for 2011, compared to 2010.

Summary of 2010

Net sales, margins, and earnings per share growth was realized in 2010 as the incremental Folgers business and improved profitability across all of the Company's reportable segments contributed to the improvements. Company net sales increased 23 percent in 2010, compared to 2009, as incremental Folgers business more than offset the impact of price reductions in certain categories resulting from generally lower commodity costs in 2010, compared to 2009. Operating income increased 75 percent and, excluding special project costs, increased 55 percent as the Company realized the first full year of synergies associated with the Folgers merger and the benefit of favorable green coffee costs. Net income per common share – assuming dilution increased approximately 33 percent. Excluding special project costs, income per common share – assuming dilution increased approximately 16 percent in 2010, compared to 2009.

Net Sales

2011 Compared to 2010

(Dollars in millions)	Year Ended April 30, 2011	2010	Increase (Decrease)	%
Net sales	**$4,825.7**	$4,605.3	$220.5	5%
Adjust for certain noncomparable items:				
Divestiture	**—**	(40.4)	40.4	1
Foreign exchange	**(22.1)**	—	(22.1)	—
Net sales, excluding divestiture and foreign exchange	**$4,803.7**	$4,564.9	$238.8	5%

Amounts may not add due to rounding.

Net sales for 2011 increased $220.5 million, or five percent, compared to 2010, as the net impact of pricing contributed approximately four percent to net sales and the overall impact of sales mix was favorable. The impact of the potato products divestiture and foreign exchange was not significant. Overall volume decreased one percent. Volume gains were realized in *Jif* peanut butter, *Crisco* oils, natural foods beverages, *Smucker's* fruit spreads, *Dunkin' Donuts* packaged coffee, and *Pillsbury* frostings. Volume declines were primarily in *Pillsbury* flour and baking mixes.

2010 Compared to 2009

	Year Ended April 30,			
(Dollars in millions)	2010	2009	Increase (Decrease)	%
Net sales	$4,605.3	$3,757.9	$ 847.4	23%
Adjust for certain noncomparable items:				
Acquisitions	(920.9)	—	(920.9)	(25)
Divestiture	—	(6.3)	6.3	—
Foreign exchange	(23.4)	—	(23.4)	(1)
Net sales, excluding acquisitions, divestiture, and foreign exchange	$3,661.0	$3,751.6	$ (90.6)	(2)%

Amounts may not add due to rounding.

Net sales increased $847.4 million, or 23 percent, to $4,605.3 million in 2010, compared to $3,757.9 million in 2009. Acquisitions, primarily incremental Folgers business, contributed $920.9 million to 2010 net sales. Excluding acquisitions, the potato business divested in March 2010, and the impact of foreign exchange, net sales were down two percent in 2010, compared to 2009, primarily due to pricing.

Excluding the incremental Folgers business and divestiture, volume increased one percent in 2010, compared to 2009, with gains across most of the Company's leading brands including *Pillsbury* flour, baking mixes, and frostings, *Jif* peanut butter, *Crisco* shortening and oils, *Robin Hood* baking products in Canada, *Hungry Jack* pancakes and syrups, and *Smucker's* fruit spreads. Volume declines were primarily in private label canned milk, regional baking brands, and *Europe's Best* frozen fruit in Canada. The overall favorable impact of volume growth on net sales was more than offset by a three percent price and mix decline, attributable primarily to price reductions in the U.S. Retail Oils and Baking Market segment, and an increase in promotional spending across several categories.

Operating Income

The following table presents components of operating income as a percentage of net sales.

	Year Ended April 30,		
	2011	2010	2009
Gross profit	**37.3%**	38.8%	33.3%
Selling, distribution, and administrative expenses:			
Marketing	**3.4%**	3.8%	3.7%
Advertising	**2.4**	2.8	2.1
Selling	**3.3**	3.3	3.5
Distribution	**3.2**	3.3	3.5
General and administrative	**5.6**	5.9	5.1
Total selling, distribution, and administrative expenses	**17.9%**	19.1%	17.9%
Amortization	**1.5**	1.6	1.0
Impairment charges	**0.4**	0.3	0.1
Restructuring and merger and integration costs	**1.2**	0.8	2.2
Other operating expense (income) – net	**—**	(0.2)	0.1
Operating income	**16.3%**	17.2%	12.0%

Amounts may not add due to rounding.

2011 Compared to 2010

Gross profit increased $11.8 million in 2011, compared to 2010, as the increase in net sales offset the impact of overall higher raw material and freight costs and $50.2 million of incremental special project costs included in cost of products sold, consisting primarily of accelerated depreciation. Excluding special project costs, gross profit increased $62.0 million, or three percent, yet decreased as a percent of net sales from 38.9 percent in 2010 to 38.4 percent in 2011. Raw material cost increases were most significant for green coffee, soybean oil, milk, and sugar and more than offset lower costs for peanuts. Price increases taken during the year, mostly on the Company's coffee brands to offset higher green coffee costs, drove the gross profit increase in 2011, but did not generate gross margin expansion compared to 2010. Gross margin was also reduced by price declines in effect on *Crisco* oils during part of 2011 in response to competitive dynamics, despite higher soybean oil costs. Unrealized mark-to-market adjustments on commodity derivatives in 2011 were not material.

Selling, distribution, and administrative expenses ("SD&A") decreased two percent in 2011, compared to 2010, and decreased as a percentage of net sales from 19.1 percent to 17.9 percent. Marketing expenses, including advertising, decreased eight percent in 2011, compared to 2010, which included record investment in print, online, and television advertisement in support of the Company's largest brands. Distribution expenses decreased one percent in 2011, compared to 2010, related generally to declines in sales volume. Selling expenses increased three percent but remained flat as a percentage of net sales. General and administrative expenses increased two percent, primarily related to higher depreciation charges and digital marketing initiatives, but were lower as a percentage of net sales.

Noncash impairment charges of $17.6 million and $11.7 million were recognized in 2011 and 2010, respectively, resulting from the write-down to estimated fair value of certain of the Company's intangible assets, primarily the *Europe's Best* trademark and customer relationship. Other operating expense – net of $0.6 million was recognized in 2011 consisting of losses on the disposition of assets. Other operating income – net of $3.3 million was recognized in 2010 resulting from a $12.9 million gain recognized on the divestiture of the potato business which more than offset losses on the disposition of assets.

Operating income decreased $6.6 million, or one percent, in 2011, compared to 2010, including an overall $73.7 million increase in special project costs. Excluding the impact of special project costs in both periods, operating income increased $67.1 million, or eight percent, and improved from 18.0 percent of net sales in 2010 to 18.6 percent in 2011. Special project costs were higher in 2011, compared to 2010, driven by the Company's ongoing progress on its restructuring project which were only slightly offset by lower integration costs as activities related to Folgers were minimal.

2010 Compared to 2009

Gross profit increased $535.3 million, or 43 percent, in 2010, compared to 2009, and improved to 38.8 percent of net sales from 33.3 percent over the same period. Much of the gross profit improvement was attributable to incremental Folgers business and other coffee-related impacts in 2010, compared to 2009, primarily favorable green coffee costs and volume-related plant efficiencies. Lower other raw material costs, notably oils, flour, and milk, and freight costs across the businesses also favorably impacted gross margin in 2010, compared to 2009. Unrealized mark-to-market adjustments on commodity derivatives in 2010 were not material.

SD&A expenses increased 30 percent in 2010, compared to 2009, primarily due to incremental Folgers business and the larger company. Marketing expense, including advertising expense, increased approximately 39 percent in 2010, compared to 2009, as the Company made a record investment in advertisement. Advertising expense was $130.6 million in 2010, compared to $77.4 million in 2009. Selling and distribution expenses both increased 17 percent in 2010, compared to 2009, as the impact of synergies related to the Folgers merger partially offset the expense impact of the incremental Folgers business. General and administrative expenses increased 38 percent in 2010, compared to 2009, as 2009 did not include expenses to fully support the Folgers business. Increased pension and other employee benefit costs and costs related to the closure of the Company's West Fargo, North Dakota, manufacturing facility, are also included in 2010.

Amortization expense was $73.7 million in 2010, an increase of $34.8 million from 2009, reflecting the full year impact of intangible assets associated with the Folgers transaction. Noncash impairment charges of $11.7 million were recognized in 2010, primarily related to the *Europe's Best* trademark in Canada.

Other operating income – net of $3.3 million was recognized in 2010 resulting from a $12.9 million gain recognized on the divestiture of the potato business which offset other asset losses. Other operating expense – net of $2.4 million was recognized in 2009 consisting of losses on the disposition of assets.

Driven by gross profit improvements, operating income increased 75 percent in 2010, compared to 2009, and improved from 12.0 percent to 17.2 percent of net sales. Special project costs were $43.5 million lower in 2010, compared to 2009, as integration activities related to Folgers were near completion and restructuring costs had minimal impact.

Interest Income and Expense

Interest income was flat in 2011, compared to 2010. Interest expense increased $4.4 million during 2011, compared to 2010, due to higher average debt outstanding. The interest expense impact of $625.0 million of debt repayments in 2010, most of which were made in the second half of the year, was more than offset by the interest expense associated with the issuance of $400.0 million in 4.50 percent Senior Notes on June 15, 2010.

Interest income decreased $4.2 million during 2010, compared to 2009, primarily due to a decrease in the average investment balance throughout the year. Interest expense increased $2.7 million in 2010, compared to 2009, reflecting an increase in the Company's debt obligations during the first half of 2010, compared to the first half of 2009, resulting from the October 2008 issuance of $400.0 million in Senior Notes with a weighted-average interest rate of 6.60 percent and the addition of Folgers' $350.0 million variable-rate bank note payable at the merger date. The interest incurred on these additional borrowings was mostly offset by a reduction in interest expense resulting from the scheduled repayments of Senior Notes of $75.0 million and $200.0 million in June and November 2009, respectively, and the Folgers' $350.0 million bank note in November 2009.

Income Taxes

Income taxes increased slightly in 2011, compared to 2010, despite a two percent decrease in income before income taxes during the same period. The effective tax rate increased to 33.1 percent in 2011, from 32.4 percent in 2010, primarily due to higher current and deferred state income taxes and reduced tax benefits associated with the Canadian operations, partially offset by increased tax benefits related to the domestic manufacturing deduction in 2011, compared to 2010.

Income taxes increased $106.5 million, or 82 percent, during 2010, compared to 2009, slightly less than the percentage increase in income before income taxes as the effective tax rate was 32.4 percent in 2010, compared to 32.9 percent in 2009. The effective tax rate decrease was primarily a result of lower deferred tax rates and increased benefits realized from the domestic manufacturing deduction, offset somewhat by increases in state and local income taxes.

Restructuring

In calendar 2010, the Company announced its plan to restructure its coffee, fruit spreads, and Canadian pickle and condiments operations as part of its ongoing efforts to enhance the long-term strength and profitability of its leading brands. The initiative is a long-term investment to optimize production capacity and lower the overall cost structure. It includes estimated capital investments of approximately $220.0 million, to be incurred through 2014, for a new state-of-the-art food manufacturing facility in Orrville, Ohio, and consolidation of coffee production in New Orleans, Louisiana. The Company's pickle and condiments production will be transitioned to third-party manufacturers.

Upon completion in 2014, the restructuring plan will result in the closing of six of the Company's facilities – Memphis, Tennessee; Ste. Marie, Quebec; Sherman, Texas; Kansas City, Missouri; Dunnville, Ontario; and Delhi Township, Ontario; and the reduction of approximately 850 full-time positions. The Sherman facility closed in April 2011.

The Company expects total restructuring costs of approximately $235.0 million, of which $107.7 million has been incurred through April 30, 2011, including $102.0 million in 2011 consisting primarily of $53.6 million of long-lived asset charges and $36.0 million of employee separation costs. The restructuring is proceeding as planned and the balance of the costs is anticipated to be recognized over the next three fiscal years as the facilities are closed.

Subsequent Event

On May 16, 2011, the Company announced that it had completed an acquisition of the coffee brands and business operations of Rowland Coffee Roasters, Inc. ("Rowland Coffee"), a privately-held company headquartered in Miami, Florida, for $360.0 million in cash.

Rowland Coffee's products are primarily sold under the leading Hispanic *Café Bustelo* and *Café Pilon* brands with distribution in retail and foodservice channels concentrated in southern Florida and the northeastern U.S. It is a leading producer of espresso coffee in the U.S., generating total net sales in excess of $110.0 million in calendar 2010. The acquisition includes a manufacturing, distribution, and office facility in Miami. The Company completed the transaction with cash on hand and borrowings of $180.0 million under its existing credit facility.

Segment Results

The Company has four reportable segments: U.S. Retail Coffee Market, U.S. Retail Consumer Market, U.S. Retail Oils and Baking Market, and Special Markets. The U.S. Retail Coffee Market segment represents the domestic sales of *Folgers, Millstone,* and *Dunkin' Donuts* branded coffee; the U.S. Retail Consumer Market segment primarily includes domestic sales of *Smucker's, Jif,* and *Hungry Jack* branded products; the U.S. Retail Oils and Baking Market segment includes domestic sales of *Crisco, Pillsbury, Eagle Brand, Martha White,* and *White Lily* branded products; and the Special Markets segment is comprised of the Canada, foodservice, natural foods, and international strategic business areas. Special Markets segment products are distributed domestically and in foreign countries through retail channels, foodservice distributors and operators (e.g., restaurants, schools and universities, health care operators), and health and natural foods stores and distributors.

	Year Ended April 30,					
(Dollars in millions)	2011	2010	% Increase (Decrease)	2010	2009	% Increase (Decrease)
Net sales:						
U.S. Retail Coffee Market	**$1,930.9**	$1,700.5	14%	$1,700.5	$ 855.6	99%
U.S. Retail Consumer Market	**1,091.6**	1,125.3	(3)	1,125.3	1,103.3	2
U.S. Retail Oils and Baking Market	**888.0**	905.7	(2)	905.7	995.5	(9)
Special Markets	**915.3**	873.8	5	873.8	803.6	9
Segment profit:						
U.S. Retail Coffee Market	**$ 536.1**	$ 484.0	11%	$ 484.0	$ 211.1	129%
U.S. Retail Consumer Market	**295.0**	285.2	3	285.2	249.4	14
U.S. Retail Oils and Baking Market	**116.6**	128.0	(9)	128.0	116.9	9
Special Markets	**154.4**	134.9	14	134.9	105.0	28
Segment profit margin:						
U.S. Retail Coffee Market	**27.8%**	28.5%		28.5%	24.7%	
U.S. Retail Consumer Market	**27.0**	25.3		25.3	22.6	
U.S. Retail Oils and Baking Market	**13.1**	14.1		14.1	11.7	
Special Markets	**16.9**	15.4		15.4	13.1	

While the Company's four reportable segments remain the same for 2011, the calculation of segment profit was modified in 2011 to include intangible asset amortization and impairment charges related to segment assets, along with certain other items in each of the segments. These items were previously considered corporate expenses and were not allocated to the segments. This change more accurately aligns the segment financial results with the responsibilities of segment management, most notably in the area of intangible assets. Segment profit for 2010 and 2009 has been presented to be consistent with the current methodology.

As a result of the Company's organizational changes and realignment of management responsibilities effective May 1, 2011, the Company's reportable segments will change in 2012. All historical information will be retroactively conformed to the new presentation.

U.S. Retail Coffee Market

Net sales for the U.S. Retail Coffee Market increased 14 percent in 2011, compared to 2010. Price increases taken during the year contributed approximately 11 percent to net sales and more than offset a one percent volume decline. The introduction of *Folgers Gourmet Selections* and *Millstone K-Cups* offerings in the second quarter of the fiscal year added approximately three percent to U.S. Retail Coffee Market segment net sales in 2011. Volume decreased two percent for the *Folgers* brand while *Dunkin' Donuts* packaged coffee increased six percent in 2011, compared to 2010. Segment profit increased 11 percent in 2011, compared to 2010, as price increases realized during the year more than offset higher green coffee costs. Segment marketing expenses decreased 17 percent in 2011, compared to 2010, as advertising was at more typical levels in the current year and incremental investments were made in the prior year. Segment profit margin declined to 27.8 percent in 2011 from 28.5 percent in 2010.

U.S. Retail Coffee Market segment net sales nearly doubled in 2010, compared to 2009, including incremental Folgers business totaling approximately $840.6 million. Volume increased approximately four percent in 2010, compared to the same full 12-month period in 2009, which included the period prior to the merger, approximating six months of operations. The *Folgers* brand contributed the majority of the volume increase in 2010, compared to 2009. Continued growth of *Dunkin' Donuts* coffee also contributed double-digit volume growth and nearly $250.0 million in net sales for 2010. The U.S. Retail Coffee Market segment profit more than doubled to $484.0 million in 2010, compared to $211.1 million in 2009, and improved to 28.5 percent of net sales from 24.7 percent in 2009. The 2010 segment profit margin was favorably impacted by green coffee costs, product mix, and volume-related plant efficiencies which offset significantly increased marketing investments.

U.S. Retail Consumer Market

Net sales and volume for the U.S. Retail Consumer Market decreased three percent and one percent, respectively, in 2011, compared to 2010. Net sales and volume increased one percent and three percent, respectively, for the same period excluding potato products. Net sales include the impact of a peanut butter price reduction of five percent taken at the beginning of the fiscal year. Volume gains were realized in *Jif* peanut butter, *Smucker's* fruit spreads, and *Hungry Jack* pancake mixes and syrups. Segment profit increased three percent in 2011, compared to 2010, and segment profit margin improved from 25.3 percent to 27.0 percent, as a decrease in supply chain costs in 2011 more than offset the gain of approximately $12.9 million on divested potato products included in 2010.

U.S. Retail Consumer Market segment net sales increased two percent in 2010, compared to 2009. Total volume in the U.S. Retail Consumer Market segment increased four percent, compared to 2009, with gains in *Hungry Jack* pancake mixes and syrups, *Jif* peanut butter, and *Smucker's* fruit spreads. Volume gains were somewhat offset by increases in promotional spending and price declines on selected items. During March 2010, the Company divested its potato products in a $19.0 million cash transaction realizing a gain of approximately $12.9 million on the divestiture. U.S. Retail Consumer Market segment profit increased 14 percent for 2010, compared to 2009, mainly due to the divestiture gain and lower raw material and freight costs, offset by an eight percent increase in marketing expense. Segment profit margin improved from 22.6 percent in 2009 to 25.3 percent in 2010.

U.S. Retail Oils and Baking Market

U.S. Retail Oils and Baking Market segment net sales and volume decreased two percent and four percent, respectively, in 2011, compared to 2010. Strong volume gains in *Crisco* oils were more than offset by declines in *Pillsbury* flour and baking mixes, resulting from a combination of planned reductions in lower-margin products, and a competitive and promotional environment during most of the year. Regional baking brands and canned milk were also down. The impact of net price increases and sales mix partially offset the volume declines in the segment. Segment profit decreased nine percent in 2011, compared to 2010, and segment profit margin declined from 14.1 percent to 13.1 percent for the same period. *Crisco* oil price declines in effect during much of the year in response to competitive dynamics combined with higher soybean oil costs drove the profit margin decline in 2011, which was slightly offset by lower marketing expense.

Total volume in the U.S. Retail Oils and Baking Market segment was up one percent in 2010, compared to 2009, with strong gains in the *Pillsbury* and *Crisco* brands mostly offset by declines in canned milk and regional baking brands. Net sales in the U.S. Retail Oils and Baking Market segment were down nine percent in 2010, compared to 2009, reflecting the full year impact of price declines taken during 2009 and increased promotional spending across the segment. The U.S. Retail Oils and Baking Market segment profit increased nine percent in 2010, compared to 2009, resulting in segment profit margin increasing to 14.1 percent, compared to 11.7 percent in 2009. Segment profit in 2010 benefited from lower raw material costs, compared to 2009, which more than offset intangible asset impairments and losses on the disposition of assets no longer used in manufacturing operations.

Special Markets

Net sales and volume in the Special Markets segment increased five percent and two percent, respectively, in 2011, compared to 2010. Excluding foreign exchange, net sales increased two percent compared to the same period last year. Special Markets segment profit increased 14 percent and improved to 16.9 percent of net sales in 2011, from 15.4 percent of net sales in 2010. Impairment charges of $17.2 million related to *Europe's Best* intangible assets in Canada were recorded in 2011, compared to $7.3 million in 2010. The incremental impairment charge of $9.9 million reduced segment profit margin by 1.1 percentage points. However, segment profit in 2011 benefited from lower supply chain costs and favorable sales mix, primarily driven by *Folgers* coffee, which more than offset the impact of the higher impairment charge.

Net sales in the Special Markets segment increased nine percent in 2010, compared to 2009, due to a favorable exchange rate impact of $23.4 million and incremental Folgers business totaling approximately $78.3 million. Net sales, excluding acquisitions and foreign exchange, decreased four percent over the same period. Volume decreased two percent, excluding incremental Folgers business, in 2010, compared to 2009. Gains in Canada's baking and spreads categories and coffee in the foodservice and export businesses were offset by declines in *Europe's Best* frozen fruit in Canada, natural foods beverages, and foodservice portion control. The impact of the overall volume decline, combined with lower prices and increases in promotional spending, resulted in the net sales decline, excluding acquisitions and foreign exchange. Special Markets segment profit increased 28 percent in 2010, compared to 2009, primarily due to the impact of increased coffee sales and lower raw material costs which more than offset the impairment charge related to *Europe's Best* and losses on the disposition of assets no longer used in manufacturing operations. Segment profit margin improved from 13.1 percent in 2009 to 15.4 percent in 2010.

FINANCIAL CONDITION

Liquidity

(Dollars in millions)	Year Ended April 30, 2011	2010	2009
Net cash provided by operating activities	**$ 391.6**	$ 713.5	$ 447.0
Net cash used for investing activities	**(192.9)**	(104.4)	(177.0)
Net cash (used for) provided by financing activities	**(170.4)**	(788.5)	12.6
Net cash provided by operating activities	**$ 391.6**	$ 713.5	$ 447.0
Additions to property, plant, and equipment	**(180.1)**	(137.0)	(108.9)
Free cash flow	**$ 211.5**	$ 576.5	$ 338.1

Amounts may not add due to rounding.

The Company's principal source of funds is cash generated from operations, supplemented by borrowings against the Company's revolving credit facility. Total cash and cash equivalents increased to $319.8 million at April 30, 2011, compared to $283.6 million at April 30, 2010.

The Company expects a significant use of cash during the first half of each fiscal year, primarily due to seasonal fruit and vegetable procurement, the buildup of inventories to support the Fall Bake and Holiday period, and the additional increase of coffee inventory in advance of the Atlantic hurricane season. The Company typically expects cash provided by operations in the second half of the year to significantly exceed the amount in the first half of the year, upon completion of the Company's key promotional periods.

Cash provided by operating activities in 2011 was $391.6 million, compared to $713.5 million in 2010. The decrease in cash provided by operating activities in 2011, compared to 2010, was primarily related to increases in commodity costs on higher inventory levels, an increase in income tax payments, and the timing of the Easter holiday. The significant increase in commodity costs, primarily green coffee in the second half of 2011, is reflected in higher trade receivables and inventory balances, offset somewhat by the related impact of an increase in accounts payable in 2011, compared to 2010. Also contributing to the higher trade receivables is the Easter holiday occurring later in 2011 than in 2010 resulting in more of the collection cycle being deferred into the next fiscal year. Approximately $80.0 million of the increase in income tax payments represents a change in the timing of the payments.

Management's Discussion and Analysis

The J. M. Smucker Company

Cash used for investing activities was $192.9 million in 2011, compared to $104.4 million in 2010. The increased cash used for investing activities in 2011, compared to 2010, was primarily due to the purchase of $75.6 million of marketable securities in 2011 and increased capital expenditures. Cash used for capital expenditures increased to $180.1 million in 2011, compared to $137.0 million in 2010, primarily related to expenditures associated with the Company's restructuring project and corporate headquarters expansion.

Cash used for financing activities during 2011 was $170.4 million. The Company's issuance of $400.0 million in Senior Notes was more than offset by quarterly dividend payments of $194.0 million and the purchase of treasury shares for $389.1 million, including the repurchase of approximately 5.7 million common shares available under Board of Directors' authorizations. During 2010, total cash of $788.5 million was used for financing purposes consisting primarily of $625.0 million in debt repayments and $166.2 million in quarterly dividend payments. The increased dividend payments in 2011, compared to 2010, resulted from increases in the quarterly dividend rate during the period.

Capital Resources

The following table presents the Company's capital structure.

	April 30,	
(Dollars in millions)	2011	2010
Current portion of long-term debt	$ —	$ 10.0
Long-term debt	1,304.0	900.0
Total debt	**$1,304.0**	$ 910.0
Shareholders' equity	**5,292.4**	5,326.3
Total capital	**$6,596.4**	$6,236.3

Amounts may not add due to rounding.

On June 15, 2010, the Company issued $400.0 million of 4.50 percent Senior Notes with a final maturity on June 1, 2025. The Senior Notes have a 12-year average maturity with scheduled payments starting on June 1, 2020. Proceeds from the Senior Notes issuance were used for general corporate purposes, including the purchase of treasury shares. On September 1, 2010, the Company repaid the $10.0 million of 7.94 percent Series C Senior Notes utilizing cash on hand.

On January 31, 2011, the Company entered into an amended and restated credit agreement with a group of six banks. The credit facility provides for an unsecured revolving credit line of $600.0 million and matures January 31, 2016. At April 30, 2011, the Company did not have a balance outstanding under the revolving credit facility. Subsequent to year end, the Company borrowed $240.0 million under its revolving credit facility for general corporate purposes, including the Rowland Coffee acquisition.

During 2011, the Company completed the repurchase of approximately 5.7 million common shares under Rule 10b5-1 trading plans utilizing $381.5 million of cash on hand. At April 30, 2011, approximately 3.0 million common shares remain available for repurchase under the Board of Directors' most recent authorization, including approximately 0.5 million common shares remaining under the Company's Rule 10b5-1 repurchase plan ("Plan") established in March 2011. Purchases will be transacted by a broker based upon the guidelines and parameters of the Plan. There is no guarantee as to the exact number of shares that will be repurchased.

Cash requirements for 2012 will include capital expenditures of approximately $250.0 to $275.0 million, including amounts related to the announced restructuring program, quarterly dividend payments of approximately $200.0 million based on current rates and common shares outstanding, and interest payments on long-term debt obligations of approximately $65.0 million for the year. Absent any further acquisitions or other significant investments, the Company believes that cash on hand, combined with cash provided by operations and borrowings available under its credit facility, will be sufficient to meet cash requirements for the next 12 months, including capital expenditures, the payment of quarterly dividends, and interest on debt outstanding.

NON-GAAP MEASURES

The Company uses non-GAAP measures including net sales excluding acquisitions, divestiture, and foreign exchange rate impact; gross profit, operating income, income, and income per diluted share, excluding special project costs; and free cash flow as key measures for purposes of evaluating performance internally. These non-GAAP measures are not intended to replace the presentation of financial results in accordance with U.S. generally accepted accounting principles ("GAAP"). Rather, the presentation of these non-GAAP measures supplements other metrics used by management to internally evaluate its businesses and facilitate the comparison of past and present operations. These non-GAAP measures may not be comparable to similar measures used by other companies and may exclude certain nondiscretionary expenses and cash payments. The following table reconciles certain non-GAAP financial measures to the comparable GAAP financial measure.

	Year Ended April 30,				
(Dollars in thousands, except per share data)	2011	2010	2009	2008	2007
Reconciliation to gross profit:					
Gross profit	$1,798,517	$1,786,690	$1,251,429	$782,164	$702,055
Cost of products sold – restructuring	54,089	3,870	—	1,510	9,981
Gross profit excluding special project costs	$1,852,606	$1,790,560	$1,251,429	$783,674	$712,036
Reconciliation to operating income:					
Operating income	$ 784,272	$ 790,909	$ 452,275	$284,559	$254,648
Merger and integration costs	11,194	33,692	72,666	7,967	61
Cost of products sold – restructuring	54,089	3,870	—	1,510	9,981
Other restructuring costs	47,868	1,841	10,229	3,237	2,120
Operating income excluding special project costs	$ 897,423	$ 830,312	$ 535,170	$297,273	$266,810
Reconciliation to net income:					
Income before income taxes	$ 717,164	$ 730,753	$ 396,065	$254,788	$241,004
Merger and integration costs	11,194	33,692	72,666	7,967	61
Cost of products sold – restructuring	54,089	3,870	—	1,510	9,981
Other restructuring costs	47,868	1,841	10,229	3,237	2,120
Income before income taxes, excluding special project costs	$ 830,315	$ 770,156	$ 478,960	$267,502	$253,166
Income taxes, as adjusted	275,182	249,374	157,343	88,621	88,014
Income excluding special project costs	$ 555,133	$ 520,782	$ 321,617	$178,881	$165,152
Weighted-average shares – assuming dilution	118,276,086	119,081,445	85,547,530	56,873,492	57,233,399
Income per common share excluding special project costs – assuming dilution	$ 4.69	$ 4.37	$ 3.76	$ 3.15	$ 2.89

OFF-BALANCE SHEET ARRANGEMENTS AND CONTRACTUAL OBLIGATIONS

The Company does not have off-balance sheet arrangements, financings, or other relationships with unconsolidated entities or other persons, also known as variable interest entities. Transactions with related parties are in the ordinary course of business, conducted at an arm's length basis, and not material to the Company's results of operations, financial condition, or cash flows.

The following table summarizes the Company's contractual obligations at April 30, 2011.

(Dollars in millions)	Total	Less Than One Year	One to Three Years	Three to Five Years	More Than Five Years
Debt obligations	$1,304.0	$ —	$100.0	$199.0	$1,005.0
Operating lease obligations	103.6	26.1	40.8	22.7	14.0
Purchase obligations	1,646.5	1,563.8	82.7	—	—
Other noncurrent liabilities	180.6	—	2.4	—	178.2
Total	$3,234.7	$1,589.9	$225.9	$221.7	$1,197.2

Purchase obligations in the above table include agreements to purchase goods or services that are enforceable and legally binding on the Company. Included in this category are certain obligations related to normal, ongoing purchase obligations in which the Company has guaranteed payment to ensure availability of raw materials and packaging supplies. The Company expects to receive consideration for these purchase obligations in the form of materials. The purchase obligations in the above table do not represent the entire anticipated purchases in the future, but represent only those items for which the Company is contractually obligated. The table excludes the liability for unrecognized tax benefits and tax-related net interest and penalties of approximately $22.1 million under Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 740, *Income Taxes*, since the Company is unable to reasonably estimate the timing of cash settlements with the respective taxing authorities.

CRITICAL ACCOUNTING ESTIMATES AND POLICIES

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that in certain circumstances affect amounts reported in the accompanying consolidated financial statements. In preparing these financial statements, management has made its best estimates and judgments of certain amounts included in the financial statements, giving due consideration to materiality. The Company does not believe there is a great likelihood that materially different amounts would be reported under different conditions or using different assumptions related to the accounting policies described below. However, application of these accounting policies involves the exercise of judgment and use of assumptions as to future uncertainties and, as a result, actual results could differ from these estimates.

Revenue Recognition. The Company recognizes revenue when all of the following criteria have been met: a valid customer order with a determinable price has been received; the product has been shipped and title has transferred to the customer; there is no further significant obligation to assist in the resale of the product; and collectibility is reasonably assured. A provision for estimated returns and allowances is recognized as a reduction of sales at the time revenue is recognized.

Trade Marketing and Merchandising Programs. In order to support the Company's products, various promotional activities are conducted through retail trade, distributors, or directly with consumers, including in-store display and product placement programs, feature price discounts, coupons, and other similar activities. The Company regularly reviews and revises, when it deems necessary, estimates of costs to the Company for these promotional programs based on estimates of what will be redeemed by retail trade, distributors, or consumers. These estimates are made using various techniques including historical data on performance of similar promotional programs. Differences between estimated expense and actual performance are recognized as a change in management's estimate in a subsequent period. As the Company's total promotional expenditures, including amounts classified as a reduction of net sales, represented approximately 26 percent of net sales in 2011, the possibility exists of materially different reported results if factors such as the level and success of the promotional programs or other conditions differ from expectations.

Income Taxes. The future tax benefit arising from the net deductible temporary differences and tax carryforwards is approximately $116.9 million and $96.7 million at April 30, 2011 and 2010, respectively. Management believes that the Company's earnings during the periods when the temporary differences become deductible will be sufficient to realize the related future income tax benefits. For those jurisdictions where the expiration date of tax carryforwards or the projected operating results of the Company indicate that realization is not likely, a valuation allowance has been provided.

In assessing the need for a valuation allowance, the Company estimates future taxable income, considering the viability of ongoing tax planning strategies and the probable recognition of future tax deductions and loss carryforwards. Valuation allowances related to deferred tax assets can be affected by changes in tax laws, statutory tax rates, and projected future taxable income levels. Changes in estimated realization of deferred tax assets would result in an adjustment to income in the period in which that determination is made.

In the ordinary course of business, the Company is exposed to uncertainties related to tax filing positions and periodically assesses these tax positions for all tax years that remain subject to examination, based upon the latest information available. For uncertain tax positions, the Company has recognized a liability for unrecognized tax benefits, including any applicable interest and penalty charges, in accordance with FASB ASC 740.

Long-Lived Assets. Long-lived assets, except goodwill and indefinite-lived intangible assets, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of the assets to future net cash flows estimated to be generated by such assets. If such assets are considered to be impaired, the impairment to be recognized is the amount by which the carrying amount of the assets exceeds the estimated fair value of the assets. However, determining fair value is subject to estimates of both cash flows and discount rates and different estimates could yield different results. There are no events or changes in circumstances of which management is aware that indicate the carrying value of the Company's long-lived assets may not be recoverable.

Goodwill and Other Indefinite-Lived Intangible Assets. The Company is required to test goodwill for impairment annually and more often if indicators of impairment exist. To test for goodwill impairment, the Company estimates the fair value of each of its reporting units using both a discounted cash flow valuation technique and a market-based approach. The impairment test incorporates the Company's estimates of future cash flows, allocations of certain assets, liabilities, and cash flows among reporting units, future growth rates, terminal value amounts, and the applicable weighted-average cost of capital used to discount those estimated cash flows. The estimates and projections used in the calculation of fair value are consistent with the Company's current and long-range plans, including anticipated changes in market conditions, industry trends, growth rates, and planned capital expenditures. Changes in forecasted operations and other estimates and assumptions could impact the assessment of impairment in the future.

At April 30, 2011, goodwill totaled $2.8 billion. Goodwill is substantially concentrated within the U.S. Retail Coffee Market, U.S. Retail Consumer Market, and U.S. Retail Oils and Baking Market segments. No goodwill impairment was recognized as a result of the annual evaluation performed as of February 1, 2011. The estimated fair value of each reporting unit was substantially in excess of its carrying value as of the annual test date, with the exception of the U.S. Retail Oils and Baking Market segment. A sensitivity analysis was performed for this reporting unit, which decreased the expected long-term growth rate by 50 basis points, and still yielded an estimated fair value which supported its carrying value.

The Company's other indefinite-lived intangible assets, consisting entirely of trademarks, are also tested for impairment annually and whenever events or changes in circumstances indicate their carrying value may not be recoverable. To test these assets for impairment, the Company estimates the fair value of each asset based on a discounted cash flow model using various inputs, including projected revenues, an assumed royalty rate, and a discount rate. Changes in these estimates and assumptions could impact the assessment of impairment in the future.

At April 30, 2011, other indefinite-lived intangible assets totaled $1.8 billion. The Company has eight trademarks which represent several of its leading, iconic brands and comprise more than 95 percent of the total carrying value of its other indefinite-lived intangible assets. Each of these trademarks had an estimated fair value substantially in excess of its carrying value as of the annual test date.

Pension and Other Postretirement Benefit Plans. To determine the Company's ultimate obligation under its defined benefit pension plans and other postretirement benefit plans, management must estimate the future cost of benefits and attribute that cost to the time period during which each covered employee works. Various actuarial assumptions must be made in order to predict and measure costs and obligations many years prior to the settlement date, the most significant being the interest rates used to discount the obligations of the plans, the long-term rates of return on the plans' assets, assumed pay increases, and the health care cost trend rates. Management, along with third-party actuaries and investment managers, reviews all of these assumptions on an ongoing basis to ensure that the most reasonable information available is being considered. For 2012 expense recognition, the Company will use a discount rate of 5.5 percent and 5.0 percent, and a rate of compensation increase of 4.1 percent and 4.0 percent for the U.S. and Canadian plans, respectively. The Company anticipates using an expected rate of return on plan assets of 7.0 percent for U.S. plans. For the Canadian plans, the Company will use an expected rate of return on plan assets of 6.5 percent for the hourly plan and 6.75 percent for all other plans.

Recovery of Trade Receivables. In the normal course of business, the Company extends credit to customers that satisfy predefined criteria. The Company evaluates the collectibility of trade receivables based on a combination of factors. When aware that a specific customer may be unable to meet its financial obligations, such as in the case of bankruptcy filings or deterioration in the customer's operating results or financial position, the Company records a specific reserve for bad debt to reduce the related receivable to the amount the Company reasonably believes is collectible. The Company also records reserves for bad debt for all other customers based on a variety of factors, including the length of time the receivables are past due, historical collection experience, and an evaluation of current and projected economic conditions at the balance sheet date. Actual collections of trade receivables could differ from management's estimates due to changes in future economic or industry conditions or specific customers' financial conditions.

DERIVATIVE FINANCIAL INSTRUMENTS AND MARKET RISK
The following discussions about the Company's market risk disclosures involve forward-looking statements. Actual results could differ from those projected in the forward-looking statements. The Company is exposed to market risk related to changes in interest rates, foreign currency exchange rates, and commodity prices.

Interest Rate Risk. The fair value of the Company's cash and short-term investment portfolio at April 30, 2011, approximates carrying value. Exposure to interest rate risk on the Company's long-term debt is mitigated due to fixed-rate maturities. In an effort to achieve a mix of variable versus fixed-rate debt under currently favorable market conditions, the Company entered into an interest rate swap in the fourth quarter of 2011 on a portion of fixed-rate Senior Notes. The Company receives a fixed rate and pays variable rates based on the London Interbank Offered Rate. The interest rate swap is designated as a fair value hedge and is used to hedge against the changes in the fair value of the debt. The instrument is recognized at fair value in the Consolidated Balance Sheet at April 30, 2011, and changes in the fair value are recognized in interest expense. The change in the fair value of the interest rate swap is offset by the change in the fair value of the long-term debt.

Based on the Company's overall interest rate exposure as of and during the year ended April 30, 2011, including derivatives and other instruments sensitive to interest rates, a hypothetical 10 percent movement in interest rates would not materially affect the Company's results of operations. In measuring interest rate risk by the amount of net change in the fair value of the Company's financial liabilities, a hypothetical one percent decrease in interest rates at April 30, 2011, would increase the fair value of the Company's long-term debt by approximately $54.0 million.

Foreign Currency Exchange Risk. The Company has operations outside the U.S. with foreign currency denominated assets and liabilities, primarily denominated in Canadian currency. Because the Company has foreign currency denominated assets and liabilities, financial exposure may result, primarily from the timing of transactions and the movement of exchange rates. The foreign currency balance sheet exposures as of April 30, 2011, are not expected to result in a significant impact on future earnings or cash flows.

The Company utilizes foreign currency exchange forwards and options contracts to manage the price volatility of foreign currency exchange fluctuations on future cash transactions. The contracts generally have maturities of less than one year. Instruments currently used to manage foreign currency exchange exposures do not meet the requirements for hedge accounting treatment and the change in value of these instruments is immediately recognized in cost of products sold. If the contract qualifies for hedge accounting treatment, to the extent the hedge is deemed effective, the associated mark-to-market gains and losses are deferred and included as a component of accumulated other comprehensive income (loss). These gains or losses are reclassified to earnings in the period the contract is executed. The ineffective portion of these contracts is immediately recognized in earnings. Based on the Company's hedged foreign currency positions as of April 30, 2011, a hypothetical 10 percent change in exchange rates would result in a loss of fair value of approximately $4.7 million.

Revenues from customers outside the U.S. represented 10 percent of net sales during 2011. Thus, certain revenues and expenses have been, and are expected to be, subject to the effect of foreign currency fluctuations, and these fluctuations may have an impact on operating results.

Commodity Price Risk. Raw materials and other commodities used by the Company are subject to price volatility caused by supply and demand conditions, political and economic variables, weather, investor speculation, and other unpredictable factors. To manage the volatility related to anticipated commodity purchases, the Company uses futures and options with maturities generally less than one year. Certain of these instruments are designated as cash flow hedges. The mark-to-market gains or losses on qualifying hedges are included in accumulated other comprehensive income (loss) to the extent effective, and reclassified to cost of products sold in the period during which the hedged transaction affects earnings. The mark-to-market gains or losses on nonqualifying, excluded, and ineffective portions of hedges are recognized in cost of products sold immediately.

The following sensitivity analysis presents the Company's potential loss of fair value resulting from a hypothetical 10 percent change in market prices.

	Year Ended April 30,	
(Dollars in millions)	**2011**	2010
Raw material commodities:		
High	**$24.5**	$21.2
Low	**6.6**	2.3
Average	**14.7**	11.6

The estimated fair value was determined using quoted market prices and was based on the Company's net derivative position by commodity at each quarter end during the fiscal year. The calculations are not intended to represent actual losses in fair value that the Company expects to incur. In practice, as markets move, the Company actively manages its risk and adjusts hedging strategies as appropriate. The commodities hedged have a high inverse correlation to price changes of the derivative commodity instrument; thus, the Company would expect that any gain or loss in the estimated fair value of its derivatives would generally be offset by an increase or decrease in the estimated fair value of the underlying exposures.

Management's Discussion and Analysis

The J. M. Smucker Company

FORWARD-LOOKING STATEMENTS

Certain statements included in this Annual Report contain forward-looking statements within the meaning of federal securities laws. The forward-looking statements may include statements concerning the Company's current expectations, estimates, assumptions, and beliefs concerning future events, conditions, plans, and strategies that are not historical fact. Any statement that is not historical in nature is a forward-looking statement and may be identified by the use of words and phrases such as "expects," "anticipates," "believes," "will," "plans," and similar phrases.

Federal securities laws provide a safe harbor for forward-looking statements to encourage companies to provide prospective information. The Company is providing this cautionary statement in connection with the safe harbor provisions. Readers are cautioned not to place undue reliance on any forward-looking statements as such statements are by nature subject to risks, uncertainties, and other factors, many of which are outside of the Company's control and could cause actual results to differ materially from such statements and from the Company's historical results and experience. These risks and uncertainties include, but are not limited to, those set forth under the caption "Risk Factors" in the Company's Annual Report on Form 10-K, as well as the following:

- volatility of commodity markets from which raw materials, particularly green coffee beans, wheat, soybean oil, milk, and peanuts, are procured and the related impact on costs;
- risks associated with derivative and purchasing strategies employed by the Company to manage commodity pricing risks, including the risk that such strategies could result in significant losses and adversely impact the Company's liquidity;
- crude oil price trends and their impact on transportation, energy, and packaging costs;
- the ability to successfully implement and realize the full benefit of price changes and the competitive response;
- the success and cost of introducing new products and the competitive response;
- the success and cost of marketing and sales programs and strategies intended to promote growth in the Company's businesses;
- general competitive activity in the market, including competitors' pricing practices and promotional spending levels;
- the ability of the Company to successfully integrate acquired and merged businesses in a timely and cost effective manner;
- the successful completion of the Company's restructuring programs and the ability to realize anticipated savings and other potential benefits within the time frames currently contemplated;
- the impact of food safety concerns involving either the Company or its competitors' products;
- the impact of accidents and natural disasters, including crop failures and storm damage;
- the concentration of certain of the Company's businesses with key customers and suppliers and the ability to manage and maintain key relationships;
- the loss of significant customers, a substantial reduction in orders from such customers, or the bankruptcy of any such customer;
- changes in consumer coffee preferences and other factors affecting the coffee business, which represents a substantial portion of the Company's business;
- the ability of the Company to obtain any required financing;
- the timing and amount of the Company's capital expenditures, share repurchases, and restructuring costs;
- impairments in the carrying value of goodwill, other intangible assets, or other long-lived assets or changes in useful lives of other intangible assets;
- the impact of new or changes to existing governmental laws and regulations or their application;
- the impact of future legal, regulatory, or market measures regarding climate change;
- the outcome of current and future tax examinations, changes in tax laws, and other tax matters, and their related impact on the Company's tax positions;
- foreign currency and interest rate fluctuations;
- political or economic disruption;
- other factors affecting share prices and capital markets generally; and
- the other factors described under "Risk Factors" in registration statements filed by the Company with the Securities and Exchange Commission and in the other reports and statements filed by the Company with the Securities and Exchange Commission, including its most recent Annual Report on Form 10-K and proxy materials.

Readers are cautioned not to unduly rely on such forward-looking statements, which speak only as of the date made, when evaluating the information presented in this Annual Report. The Company does not undertake any obligation to update or revise these forward-looking statements to reflect new events or circumstances.

Report of Management on Internal Control Over Financial Reporting

The J. M. Smucker Company

Shareholders
The J. M. Smucker Company

Management of The J. M. Smucker Company is responsible for establishing and maintaining adequate accounting and internal control systems over financial reporting, as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Securities and Exchange Act of 1934, as amended. The Company's internal control system is designed to provide reasonable assurance that the Company has the ability to record, process, summarize, and report reliable financial information on a timely basis.

The Company's management, with the participation of the principal financial and executive officers, assessed the effectiveness of the Company's internal control over financial reporting as of April 30, 2011. In making this assessment, management used the criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission ("the COSO criteria").

Based on the Company's assessment of internal control over financial reporting under the COSO criteria, management concluded the Company's internal control over financial reporting was effective as of April 30, 2011.

Ernst & Young LLP, independent registered public accounting firm, audited the effectiveness of the Company's internal control over financial reporting as of April 30, 2011, and their report thereon is included on page 34 of this report.

Timothy P. Smucker
Chairman of the Board and
Co-Chief Executive Officer

Richard K. Smucker
Executive Chairman and
Co-Chief Executive Officer

Mark R. Belgya
Senior Vice President and
Chief Financial Officer

Report of Independent Registered Public Accounting Firm on Internal Control Over Financial Reporting

Board of Directors and Shareholders
The J. M. Smucker Company

We have audited The J. M. Smucker Company's internal control over financial reporting as of April 30, 2011, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission ("the COSO criteria"). The J. M. Smucker Company's management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Report of Management on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, The J. M. Smucker Company maintained, in all material respects, effective internal control over financial reporting as of April 30, 2011, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of The J. M. Smucker Company as of April 30, 2011 and 2010, and the related statements of consolidated income, shareholders' equity, and cash flows for each of the three years in the period ended April 30, 2011, and our report dated June 22, 2011, expressed an unqualified opinion thereon.

Ernst + Young LLP

Akron, Ohio
June 22, 2011

Report of Independent Registered Public Accounting Firm on the Consolidated Financial Statements

Board of Directors and Shareholders
The J. M. Smucker Company

We have audited the accompanying consolidated balance sheets of The J. M. Smucker Company as of April 30, 2011 and 2010, and the related statements of consolidated income, shareholders' equity, and cash flows for each of the three years in the period ended April 30, 2011. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of The J. M. Smucker Company at April 30, 2011 and 2010, and the consolidated results of its operations and its cash flows for each of the three years in the period ended April 30, 2011, in conformity with U.S. generally accepted accounting principles.

We also have audited in accordance with the standards of the Public Company Accounting Oversight Board (United States), The J. M. Smucker Company's internal control over financial reporting as of April 30, 2011, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated June 22, 2011, expressed an unqualified opinion thereon.

Ernst & Young LLP

Akron, Ohio
June 22, 2011

Report of Management on Responsibility for Financial Reporting

The J. M. Smucker Company

Shareholders
The J. M. Smucker Company

Management of The J. M. Smucker Company is responsible for the preparation, integrity, accuracy, and consistency of the consolidated financial statements and the related financial information in this report. Such information has been prepared in accordance with U.S. generally accepted accounting principles and is based on our best estimates and judgments.

The Company maintains systems of internal accounting controls supported by formal policies and procedures that are communicated throughout the Company. There is a program of audits performed by the Company's internal audit staff designed to evaluate the adequacy of and adherence to these controls, policies, and procedures.

Ernst & Young LLP, independent registered public accounting firm, has audited the Company's financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Management has made all financial records and related data available to Ernst & Young LLP during its audit.

The Company's audit committee, comprised of three non-employee members of the Board of Directors, meets regularly with the independent registered public accounting firm and management to review the work of the internal audit staff and the work, audit scope, timing arrangements, and fees of the independent registered public accounting firm. The audit committee also regularly satisfies itself as to the adequacy of controls, systems, and financial records. The manager of the internal audit department is required to report directly to the chair of the audit committee as to internal audit matters.

It is the Company's best judgment that its policies and procedures, its program of internal and independent audits, and the oversight activity of the audit committee work together to provide reasonable assurance that the operations of the Company are conducted according to law and in compliance with the high standards of business ethics and conduct to which the Company subscribes.

Timothy P. Smucker
Chairman of the Board
and Co-Chief Executive Officer

Richard K. Smucker
Executive Chairman
and Co-Chief Executive Officer

Mark R. Belgya
Senior Vice President and
Chief Financial Officer

Statements of Consolidated Income

The J. M. Smucker Company

	Year Ended April 30,		
(Dollars in thousands, except per share data)	2011	2010	2009
Net sales	$4,825,743	$4,605,289	$3,757,933
Cost of products sold	2,973,137	2,814,729	2,506,504
Cost of products sold – restructuring	54,089	3,870	—
Gross Profit	1,798,517	1,786,690	1,251,429
Selling, distribution, and administrative expenses	863,114	878,221	673,565
Amortization	73,844	73,657	38,823
Impairment charges	17,599	11,658	1,491
Merger and integration costs	11,194	33,692	72,666
Other restructuring costs	47,868	1,841	10,229
Other operating expense (income) – net	626	(3,288)	2,380
Operating Income	784,272	790,909	452,275
Interest income	2,512	2,793	6,993
Interest expense	(69,594)	(65,187)	(62,478)
Other (expense) income – net	(26)	2,238	(725)
Income Before Income Taxes	717,164	730,753	396,065
Income taxes	237,682	236,615	130,112
Net Income	$ 479,482	$ 494,138	$ 265,953
Earnings per common share:			
Net Income	$ 4.06	$ 4.15	$ 3.11
Net Income – Assuming Dilution	$ 4.05	$ 4.15	$ 3.11

See notes to consolidated financial statements.

Consolidated Balance Sheets

The J. M. Smucker Company

ASSETS

(Dollars in thousands)	April 30, 2011	2010
Current Assets		
Cash and cash equivalents	$ 319,845	$ 283,570
Trade receivables, less allowance for doubtful accounts	344,410	238,867
Inventories:		
Finished products	518,243	413,269
Raw materials	345,336	241,670
	863,579	654,939
Other current assets	109,165	46,254
Total Current Assets	1,636,999	1,223,630
Property, Plant, and Equipment		
Land and land improvements	77,074	62,982
Buildings and fixtures	347,950	308,358
Machinery and equipment	1,022,670	997,374
Construction in progress	76,778	31,426
	1,524,472	1,400,140
Accumulated depreciation	(656,590)	(541,827)
Total Property, Plant, and Equipment	867,882	858,313
Other Noncurrent Assets		
Goodwill	2,812,746	2,807,730
Other intangible assets, net	2,940,010	3,026,515
Other noncurrent assets	66,948	58,665
Total Other Noncurrent Assets	5,819,704	5,892,910
	$8,324,585	$7,974,853

See notes to consolidated financial statements.

Consolidated Balance Sheets

The J. M. Smucker Company

LIABILITIES AND SHAREHOLDERS' EQUITY

	April 30,	
(Dollars in thousands)	2011	2010
Current Liabilities		
Accounts payable	$ 234,916	$ 179,509
Accrued compensation	62,313	60,080
Accrued trade marketing and merchandising	62,588	52,536
Income taxes payable	7,706	75,977
Dividends payable	50,236	47,648
Current portion of long-term debt	—	10,000
Other current liabilities	64,917	53,147
Total Current Liabilities	482,676	478,897
Noncurrent Liabilities		
Long-term debt	1,304,039	900,000
Defined benefit pensions	98,722	86,968
Postretirement benefits other than pensions	59,789	45,592
Deferred income taxes	1,042,823	1,101,506
Other noncurrent liabilities	44,173	35,570
Total Noncurrent Liabilities	2,549,546	2,169,636
Shareholders' Equity		
Serial preferred shares – no par value:		
Authorized – 3,000,000 shares; outstanding – none	—	—
Common shares – no par value:		
Authorized – 150,000,000 shares; outstanding – 114,172,122 in 2011 and 119,119,152 in 2010 (net of 14,432,043 and 9,485,013 treasury shares, respectively), at stated value	28,543	29,780
Additional capital	4,396,592	4,575,127
Retained income	866,933	746,063
Amount due from ESOP Trust	(3,334)	(4,069)
Accumulated other comprehensive income (loss)	3,629	(20,581)
Total Shareholders' Equity	5,292,363	5,326,320
	$8,324,585	$7,974,853

See notes to consolidated financial statements.

Statements of Consolidated Cash Flows

The J. M. Smucker Company

(Dollars in thousands)	2011	2010	2009
	Year Ended April 30,		
Operating Activities			
Net income	$ 479,482	$ 494,138	$ 265,953
Adjustments to reconcile net income to net cash provided by operations:			
Depreciation	112,226	108,225	79,450
Depreciation – restructuring	53,569	3,870	—
Amortization	73,844	73,657	38,823
Impairment charges	17,599	11,658	1,491
Share-based compensation expense	24,044	25,949	22,105
Other noncash restructuring charges	8,540	—	9,093
Loss (gain) on sale of assets – net	2,867	(7,831)	2,165
Deferred income tax (benefit) expense	(59,801)	(39,320)	25,525
Changes in assets and liabilities, net of effect from businesses acquired:			
Trade receivables	(102,625)	31,521	(78,631)
Inventories	(204,159)	(46,160)	34,669
Other current assets	(45,649)	3,461	38,792
Accounts payable and accrued items	84,633	(34,620)	67,883
Defined benefit pension contributions	(16,779)	(4,436)	(34,665)
Income taxes	(66,187)	55,449	22,941
Other – net	29,958	37,917	(48,601)
Net Cash Provided by Operating Activities	391,562	713,478	446,993
Investing Activities			
Businesses acquired, net of cash acquired	—	—	(77,335)
Additions to property, plant, and equipment	(180,080)	(136,983)	(108,907)
Proceeds from sale of businesses	—	19,554	—
Purchases of marketable securities	(75,637)	—	—
Sales and maturities of marketable securities	57,100	13,519	3,013
Proceeds from disposal of property, plant, and equipment	5,830	205	800
Other – net	(126)	(738)	5,448
Net Cash Used for Investing Activities	(192,913)	(104,443)	(176,981)
Financing Activities			
Repayment of bank note payable	—	(350,000)	—
Repayments of long-term debt	(10,000)	(275,000)	—
Proceeds from long-term debt	400,000	—	400,000
Quarterly dividends paid	(194,024)	(166,224)	(110,668)
Special dividends paid	—	—	(274,208)
Purchase of treasury shares	(389,135)	(5,569)	(4,025)
Proceeds from stock option exercises	14,525	6,413	1,976
Other – net	8,215	1,832	(474)
Net Cash (Used for) Provided by Financing Activities	(170,419)	(788,548)	12,601
Effect of exchange rate changes on cash	8,045	6,390	2,539
Net increase (decrease) in cash and cash equivalents	36,275	(173,123)	285,152
Cash and cash equivalents at beginning of year	283,570	456,693	171,541
Cash and Cash Equivalents at End of Year	$ 319,845	$ 283,570	$ 456,693

( ) Denotes use of cash

See notes to consolidated financial statements.

Statements of Consolidated Shareholders' Equity

The J. M. Smucker Company

(Dollars in thousands, except per share data)	Common Shares Outstanding	Common Shares	Additional Capital	Retained Income	Amount Due from ESOP Trust	Accumulated Other Comprehensive Income (Loss)	Total Shareholders' Equity
Balance at May 1, 2008	54,622,612	$13,656	$1,181,645	$ 567,419	$(5,479)	$ 42,612	$1,799,853
Net income				265,953			265,953
Foreign currency translation adjustment						(47,024)	(47,024)
Pensions and other postretirement liabilities						(43,479)	(43,479)
Unrealized loss on available-for-sale securities						(2,798)	(2,798)
Unrealized loss on cash flow hedging derivatives						(6,581)	(6,581)
Comprehensive Income							166,071
Purchase of treasury shares	(81,685)	(20)	(3,982)	(23)			(4,025)
Purchase business combination	63,166,532	15,792	3,350,561				3,366,353
Stock plans	714,664	178	17,344				17,522
Cash dividends declared – $6.31 per share				(408,845)			(408,845)
Tax benefit of stock plans			2,353				2,353
Other					649		649
Balance at April 30, 2009	118,422,123	29,606	4,547,921	424,504	(4,830)	(57,270)	4,939,931
Net income				494,138			494,138
Foreign currency translation adjustment						45,926	45,926
Pensions and other postretirement liabilities						(12,313)	(12,313)
Unrealized gain on available-for-sale securities						2,652	2,652
Unrealized gain on cash flow hedging derivatives						424	424
Comprehensive Income							530,827
Purchase of treasury shares	(122,483)	(31)	(5,383)	(155)			(5,569)
Stock plans	819,512	205	29,584				29,789
Cash dividends declared – $1.45 per share				(172,424)			(172,424)
Tax benefit of stock plans			3,005				3,005
Other					761		761
Balance at April 30, 2010	119,119,152	29,780	4,575,127	746,063	(4,069)	(20,581)	5,326,320
Net income				479,482			479,482
Foreign currency translation adjustment						24,773	24,773
Pensions and other postretirement liabilities						(5,928)	(5,928)
Unrealized gain on available-for-sale securities						1,359	1,359
Unrealized gain on cash flow hedging derivatives						4,006	4,006
Comprehensive Income							503,692
Purchase of treasury shares	(5,832,423)	(1,458)	(225,677)	(162,000)			(389,135)
Stock plans	885,393	221	39,832				40,053
Cash dividends declared – $1.68 per share				(196,612)			(196,612)
Tax benefit of stock plans			7,310				7,310
Other					735		735
Balance at April 30, 2011	**114,172,122**	**$28,543**	**$4,396,592**	**$ 866,933**	**$(3,334)**	**$ 3,629**	**$5,292,363**

See notes to consolidated financial statements.

Notes to Consolidated Financial Statements

The J. M. Smucker Company

(Dollars in thousands, unless otherwise noted, except per share data)

NOTE A: ACCOUNTING POLICIES

Principles of Consolidation: The consolidated financial statements include the accounts of the Company, its wholly-owned subsidiaries, and its majority-owned investments, if any. Intercompany transactions and accounts are eliminated in consolidation.

Use of Estimates: The preparation of consolidated financial statements in conformity with U.S. generally accepted accounting principles ("GAAP") requires management to make certain estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Significant estimates in these consolidated financial statements include: allowances for doubtful trade receivables, estimates of future cash flows associated with assets, asset impairments, useful lives for depreciation and amortization, loss contingencies, net realizable value of inventories, accruals for trade marketing and merchandising programs, income taxes, and the determination of discount and other rate assumptions for defined benefit pension and other postretirement benefit expenses. Actual results could differ from these estimates.

Revenue Recognition: The Company recognizes revenue, net of estimated returns and allowances, when all of the following criteria have been met: a valid customer order with a determinable price has been received; the product has been shipped and title has transferred to the customer; there is no further significant obligation to assist in the resale of the product; and collectibility is reasonably assured.

Major Customer: Sales to Wal-Mart Stores, Inc. and subsidiaries amounted to approximately 26 percent, 27 percent, and 24 percent of net sales in 2011, 2010, and 2009, respectively. These sales are primarily included in the three U.S. retail market segments. No other customer exceeded 10 percent of net sales for any year. Trade receivables at April 30, 2011 and 2010, included amounts due from Wal-Mart Stores, Inc. and subsidiaries of $87,623 and $61,176, respectively.

Shipping and Handling Costs: Shipping and handling costs are included in cost of products sold.

Trade Marketing and Merchandising Programs: In order to support the Company's products, various promotional activities are conducted through retail trade, distributors, or directly with consumers, including in-store display and product placement programs, feature price discounts, coupons, and other similar activities. The Company regularly reviews and revises, when it deems necessary, estimates of costs to the Company for these promotional programs based on estimates of what will be redeemed by retail trade, distributors, or consumers. These estimates are made using various techniques including historical data on performance of similar promotional programs. Differences between estimated expense and actual performance are recognized as a change in management's estimate in a subsequent period. As the Company's total promotional expenditures, including amounts classified as a reduction of net sales, represented approximately 26 percent of net sales in 2011, a possibility exists of materially different reported results if factors such as the level and success of the promotional programs or other conditions differ from expectations.

Advertising Expense: Advertising costs are expensed as incurred. Advertising expense was $115,066, $130,583, and $77,363 in 2011, 2010, and 2009, respectively.

Research and Development Costs: Total research and development costs, including product formulation costs, were $20,981, $20,963, and $14,498 in 2011, 2010, and 2009, respectively.

Share-Based Payments: Share-based compensation expense is recognized over the requisite service period, which includes a one-year performance period plus the defined forfeiture period, which is typically four years of service or the attainment of a defined age and years of service.

Notes to Consolidated Financial Statements

The J. M. Smucker Company

The following table summarizes amounts related to share-based payments.

	April 30,		
	2011	2010	2009
Share-based compensation expense included in selling, distribution, and administrative expenses	**$19,896**	$20,687	$14,043
Share-based compensation expense included in merger and integration costs	**4,148**	5,262	8,062
Share-based compensation expense included in other restructuring costs	**290**	—	—
Total share-based compensation expense	**$24,334**	$25,949	$22,105
Related income tax benefit	**$ 8,064**	$ 8,402	$ 7,261

As of April 30, 2011, total unrecognized share-based compensation cost related to nonvested share-based awards was approximately $33,703. The weighted-average period over which this amount is expected to be recognized is approximately three years.

Corporate income tax benefits realized upon exercise or vesting of an award in excess of that previously recognized in earnings, referred to as excess tax benefits, are presented in the Statements of Consolidated Cash Flows as a financing activity. Realized excess tax benefits are credited to additional capital in the Consolidated Balance Sheets. Realized shortfall tax benefits, amounts which are less than that previously recognized in earnings, are first offset against the cumulative balance of excess tax benefits, if any, and then charged directly to income tax expense. For 2011, 2010, and 2009, the actual tax deductible benefit realized from share-based compensation was $7,310, $3,005, and $2,353, including $6,990, $2,908, and $2,372, respectively, of excess tax benefits realized upon exercise or vesting of share-based compensation, and classified as other-net under financing activities in the Statements of Consolidated Cash Flows.

Income Taxes: The Company accounts for income taxes using the liability method. Accordingly, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in the applicable tax rate is recognized in income or expense in the period that the change is effective. A valuation allowance is established when it is more likely than not that all or a portion of a deferred tax asset will not be realized. A tax benefit is recognized when it is more likely than not to be sustained.

Cash and Cash Equivalents: The Company considers all short-term investments with a maturity of three months or less when purchased to be cash equivalents.

Trade Receivables: In the normal course of business, the Company extends credit to customers. Trade receivables, less allowance for doubtful accounts, reflect the net realizable value of receivables and approximate fair value. The Company evaluates its trade receivables and establishes an allowance for doubtful accounts based on a combination of factors. When aware that a specific customer has been impacted by circumstances such as bankruptcy filings or deterioration in the customer's operating results or financial position, potentially making it unable to meet its financial obligations, the Company records a specific reserve for bad debt to reduce the related receivable to the amount the Company reasonably believes is collectible. The Company also records reserves for bad debt for all other customers based on a variety of factors, including the length of time the receivables are past due, historical collection experience, and an evaluation of current and projected economic conditions at the balance sheet date. Trade receivables are charged off against the allowance after management determines the potential for recovery is remote. At April 30, 2011 and 2010, the allowance for doubtful accounts was $1,882 and $1,521, respectively. The net provision for the allowance for doubtful accounts increased $361 and $1,091 in 2011 and 2009, respectively, and decreased $480 in 2010. The Company believes there is no concentration of risk with any single customer whose failure or nonperformance would materially affect the Company's results other than as discussed in Major Customer.

Inventories: Inventories are stated at the lower of cost or market. Cost for all inventories is determined using the first-in, first-out method.

The cost of finished products and work-in-process inventory includes materials, direct labor, and overhead. Work-in-process is included in finished products in the Consolidated Balance Sheets and was $77,594 and $49,214 at April 30, 2011 and 2010, respectively.

Notes to Consolidated Financial Statements

The J. M. Smucker Company

Derivative Financial Instruments: The Company utilizes derivative instruments such as basis contracts, commodity futures and options contracts, foreign currency forwards and options, and an interest rate swap to manage exposures in commodity prices, foreign currency exchange rates, and interest rates. The Company accounts for these derivative instruments in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 815, *Derivatives and Hedging*. FASB ASC 815 requires that all derivative instruments be recognized in the financial statements and measured at fair value regardless of the purpose or intent for holding them. For derivatives designated as a cash flow hedge that are used to hedge an anticipated transaction, changes in fair value are deferred and recognized in shareholders' equity as a component of accumulated other comprehensive income (loss) to the extent the hedge is effective and then recognized in the Statements of Consolidated Income in the period during which the hedged transaction affects earnings. Hedge effectiveness is measured at inception and on a monthly basis. Any ineffectiveness associated with the hedge or changes in fair value of derivatives that are nonqualifying are recognized immediately in the Statements of Consolidated Income. The Company's interest rate swap is designated as a fair value hedge and is used to hedge against changes in the fair value of the underlying long-term debt. The interest rate swap is recognized at fair value in the Consolidated Balance Sheet at April 30, 2011, and changes in the fair value are recognized in the Statement of Consolidated Income for the year ended April 30, 2011. The change in the fair value of the interest rate swap is offset by the change in the fair value of the underlying long-term debt. By policy, the Company historically has not entered into derivative financial instruments for trading purposes or for speculation. For additional information, see Note M: Derivative Financial Instruments.

Property, Plant, and Equipment: Property, plant, and equipment is recognized at cost and is depreciated on a straight-line basis over the estimated useful life of the asset (3 to 20 years for machinery and equipment, 3 to 7 years for capitalized software costs, and 5 to 40 years for buildings, fixtures, and improvements).

The Company leases certain land, buildings, and equipment for varying periods of time, with renewal options. Rent expense in 2011, 2010, and 2009 totaled $57,572, $55,010, and $36,547, respectively. As of April 30, 2011, the Company's minimum operating lease obligations are as follows: $26,110 in 2012, $21,887 in 2013, $18,956 in 2014, $14,121 in 2015, and $22,565 in 2016 and beyond.

Impairment of Long-Lived Assets: In accordance with FASB ASC 360, *Property, Plant, and Equipment,* long-lived assets, except goodwill and indefinite-lived intangible assets, are reviewed for impairment when circumstances indicate the carrying value of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of the assets to future net cash flows estimated by the Company to be generated by such assets. If such assets are considered to be impaired, the impairment to be recognized is the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of by sale are recognized as held for sale at the lower of carrying value or estimated net realizable value.

Goodwill and Other Intangible Assets: Goodwill is the excess of the purchase price paid over the fair value of the net assets of the business acquired. In accordance with FASB ASC 350, *Intangibles – Goodwill and Other,* goodwill and other indefinite-lived intangible assets are not amortized but are reviewed at least annually for impairment. The Company conducts its annual test for impairment of goodwill and other indefinite-lived intangible assets as of February 1 of each year. A discounted cash flow valuation technique and a market-based approach are utilized to estimate the fair value of the Company's reporting units. For annual impairment testing purposes, the Company's reporting units are its operating segments. The discount rates utilized in the analysis are developed using a weighted-average cost of capital methodology. In addition to the annual test, the Company will test for impairment if events or circumstances occur that would more likely than not reduce the fair value of a reporting unit below its carrying amount. Finite-lived intangible assets are amortized on a straight-line basis over their estimated useful lives. For additional information, see Note G: Goodwill and Other Intangible Assets.

Marketable Securities and Other Investments: Under the Company's investment policy, it may invest in debt securities deemed to be investment grade at the time of purchase for general corporate purposes. The Company determines the appropriate categorization of debt securities at the time of purchase and reevaluates such designation at each balance sheet date. The Company has categorized all debt securities as available for sale because it currently has the intent to convert these investments into cash if and when needed. Classification of these available-for-sale marketable securities as current or noncurrent is based on whether the conversion to cash is expected to be necessary for operations in the upcoming year, which is currently consistent with the security's maturity date.

Securities categorized as available for sale are stated at fair value, with unrealized gains and losses reported as a component of accumulated other comprehensive income (loss). The fair value of available-for-sale marketable securities was $18,600 and was included in other current assets at April 30, 2011. Approximately $57,100, $13,519, and $3,013 of proceeds have been realized upon maturity or sale of available-for-sale marketable securities in 2011, 2010, and 2009, respectively. The Company uses specific identification to determine the basis on which securities are sold.

The Company also maintains funds for the payment of benefits associated with nonqualified retirement plans. These funds include investments considered to be available-for-sale marketable securities. At April 30, 2011 and 2010, the fair value of these investments was $41,560 and $34,895, respectively, and was included in other noncurrent assets. Included in accumulated other comprehensive income (loss) at April 30, 2011 and 2010, were unrealized gains of $2,817 and $693, respectively.

Foreign Currency Translation: Assets and liabilities of the Company's foreign subsidiaries are translated using the exchange rates in effect at the balance sheet date, while income and expenses are translated using average rates. Translation adjustments are reported as a component of shareholders' equity in accumulated other comprehensive income (loss).

Recently Issued Accounting Standards: In January 2010, the FASB issued Accounting Standards Update ("ASU") 2010-06, *Improving Disclosures about Fair Value Measurements*, which requires additional disclosures about fair value measurements including transfers in and out of different levels of the fair value hierarchy and a higher level of disaggregation for different types of financial instruments. These disclosure requirements were effective in the current fiscal year for the Company. In addition to these disclosure requirements, ASU 2010-06 requires information about purchases, sales, issuances, and settlements of Level 3 assets to be presented separately. These additional disclosure requirements will be effective May 1, 2011, for the Company.

In May 2011, the FASB issued ASU 2011-04, *Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs*. ASU 2011-04 provides clarification about the application of existing fair value measurement and disclosure requirements and expands certain other disclosure requirements. This ASU will be effective February 1, 2012, for the Company.

Risks and Uncertainties: The raw materials used by the Company in each of its segments are primarily commodities and agricultural-based products. Glass, plastic, steel cans, caps, carton board, and corrugate are the principle packaging materials used by the Company. The fruit and vegetable raw materials used by the Company in the production of its food products are purchased from independent growers and suppliers. Green coffee, peanuts, edible oils, sweeteners, milk, flour, corn, and other ingredients are obtained from various suppliers. The availability, quality, and cost of many of these commodities have fluctuated, and may continue to fluctuate, over time. Green coffee is sourced solely from foreign countries and its supply and price are subject to high volatility due to factors such as weather, global supply and demand, pest damage, and political and economic conditions in the source countries. Raw materials are generally available from numerous sources although the Company has elected to source certain plastic packaging materials from single sources of supply pursuant to long-term contracts. While availability may vary year to year, the Company believes that it will continue to be able to obtain adequate supplies and that alternatives to single-sourced materials are available. The Company has not historically encountered significant shortages of key raw materials. The Company considers its relationships with key material suppliers to be good.

Approximately 32 percent of the Company's employees, located at 10 facilities, are covered by union contracts. The contracts vary in term depending on the location with three contracts expiring in 2012.

The Company insures its business and assets in each country against insurable risks, to the extent that it deems appropriate, based upon an analysis of the relative risks and costs.

Reclassifications: Certain prior year amounts have been reclassified to conform to current year classifications.

NOTE B: SUBSEQUENT EVENT – ROWLAND COFFEE ACQUISITION

On May 16, 2011, the Company completed an acquisition of the coffee brands and business operations of Rowland Coffee Roasters, Inc. ("Rowland Coffee"), a privately-held company headquartered in Miami, Florida, for $360.0 million. The Company utilized cash on hand and borrowed $180.0 million under its revolving credit facility.

Rowland Coffee is a leading producer of espresso coffee in the U.S., generating total net sales in excess of $110.0 million in calendar 2010. The acquisition strengthens and broadens the Company's leadership in the U.S. retail coffee category by adding the leading Hispanic brands, *Café Bustelo* and *Café Pilon*, to the Smucker family of brands.

The purchase price allocation is in the preliminary stages of the valuation process. The purchase price will be allocated to the underlying assets acquired and liabilities assumed based upon their estimated fair values at the date of acquisition. The Company will determine the estimated fair values based on independent appraisals, discounted cash flow analyses, quoted market prices, and estimates made by management. To the extent the purchase price exceeds the estimated fair value of the net identifiable tangible and intangible assets acquired, such excess will be allocated to goodwill.

NOTE C: FOLGERS MERGER

On November 6, 2008, the Company merged The Folgers Coffee Company ("Folgers"), previously a subsidiary of The Procter & Gamble Company ("P&G"), with a wholly-owned subsidiary of the Company. Under the terms of the agreement, P&G distributed the Folgers common shares to electing P&G shareholders in a tax-free transaction, which was immediately followed by the conversion of Folgers common stock into Company common shares. As a result of the merger, Folgers became a wholly-owned subsidiary of the Company. In the merger, P&G shareholders received approximately 63.2 million common shares of the Company valued at approximately $3,366.4 million. The aggregate purchase price was approximately $3,735.8 million. The transaction with Folgers, a leading producer of retail packaged coffee products in the U.S., is consistent with the Company's strategy to own and market number one brands in North America.

The Folgers purchase price was allocated to the underlying assets acquired and liabilities assumed based upon their estimated fair values at the date of the merger. The Company determined the estimated fair values based on independent appraisals, discounted cash flow analyses, quoted market prices, and estimates made by management. The purchase price exceeded the estimated fair value of the net identifiable tangible and intangible assets acquired and the excess was allocated to goodwill. The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the transaction date.

Assets acquired:	
Current assets	$ 300,781
Property, plant, and equipment	316,851
Intangible assets	2,515,000
Goodwill	1,643,636
Other noncurrent assets	4,278
Total assets acquired	$4,780,546
Liabilities assumed:	
Current liabilities	$ 85,795
Deferred tax liabilities	955,235
Other noncurrent liabilities	3,750
Total liabilities assumed	$1,044,780
Net assets acquired	$3,735,766

Folgers goodwill of $1,643.6 million was assigned to the U.S. Retail Coffee Market and Special Markets segments. Of the total goodwill, $1,634.3 million is not deductible for tax purposes.

The purchase price allocated to the identifiable intangible assets acquired is as follows:

Intangible assets with finite lives:	
Customer and contractual relationships (20-year weighted-average useful life)	$1,089,000
Technology (14-year weighted-average useful life)	133,000
Intangible assets with indefinite lives	1,293,000
Total intangible assets	$2,515,000

The results of operations of the Folgers business are included in the Company's consolidated financial statements from the date of the transaction. Had the transaction occurred on May 1, 2008, unaudited, pro forma consolidated results for the year ended April 30, 2009, would have been as follows:

	Year Ended April 30, 2009
Net sales	$4,684,746
Net income	359,979
Net income per common share – assuming dilution	3.04

The unaudited, pro forma consolidated results are based on the Company's historical financial statements and those of the Folgers business and do not necessarily indicate the results of operations that would have resulted had the merger been completed at the beginning of the applicable period presented. The unaudited, pro forma consolidated results do not give effect to the synergies of the merger and are not indicative of the results of operations in future periods.

NOTE D: RESTRUCTURING

During 2010, the Company announced its plan to restructure certain operations as part of its ongoing efforts to enhance the long-term strength and profitability of its leading brands. The initiative is a long-term investment to optimize production capacity and lower the overall cost structure and includes capital investments for a new state-of-the-art food manufacturing facility in Orrville, Ohio, and consolidation of coffee production in New Orleans, Louisiana. The Company expects to incur restructuring costs of approximately $190.0 million related to this plan.

In 2011, the Company expanded its restructuring plan and committed to an initiative to improve the overall cost structure of its Canadian pickle and condiments operations by transitioning production to third-party manufacturers in the U.S. The Company expects to incur additional restructuring costs of approximately $45.0 million related to this initiative.

The Company expects total restructuring costs of approximately $235.0 million, of which $107.7 million has been incurred through April 30, 2011. The balance of the costs is anticipated to be recognized over the next three fiscal years.

Upon completion, the restructuring will result in a reduction of approximately 850 full-time positions and the closing of six of the Company's facilities – Memphis, Tennessee; Ste. Marie, Quebec; Sherman, Texas; Kansas City, Missouri; Dunnville, Ontario; and Delhi Township, Ontario. The Sherman facility closed in April 2011.

The following table summarizes the restructuring activity, including the reserves established and the total amount expected to be incurred.

	Long-Lived Asset Charges	Employee Separation	Site Preparation and Equipment Relocation	Production Start-up	Other Costs	Total
Total expected restructuring charge	$118,000	$60,000	$23,500	$23,000	$10,500	$235,000
Balance at May 1, 2009	$ —	$ —	$ —	$ —	$ —	$ —
Charge to expense	3,870	1,139	407	16	279	5,711
Cash payments	—	(50)	(407)	(16)	(279)	(752)
Noncash utilization	(3,870)	—	—	—	—	(3,870)
Balance at April 30, 2010	$ —	$ 1,089	$ —	$ —	$ —	$ 1,089
Charge to expense	53,569	36,010	6,192	5,194	992	101,957
Cash payments	—	(18,361)	(6,192)	(5,194)	(992)	(30,739)
Noncash utilization	(53,569)	(8,540)	—	—	—	(62,109)
Balance at April 30, 2011	**$ —**	**$10,198**	**$ —**	**$ —**	**$ —**	**$ 10,198**
Remaining expected restructuring charge	$ 60,561	$22,851	$16,901	$17,790	$ 9,229	$127,332

Total restructuring charges of $102.0 million and $5.7 million in 2011 and 2010, respectively, were reported in the Statements of Consolidated Income. Of the total restructuring charges, $54.1 million and $3.9 million were reported in cost of products sold in 2011 and 2010, respectively, while the remaining charges were reported in other restructuring costs. The restructuring costs classified as cost of products sold primarily include long-lived asset charges for accelerated depreciation related to property, plant, and equipment that will be used at the affected production facilities until they are closed or sold.

Expected employee separation costs include severance, retention bonuses, and pension costs. Severance costs and retention bonuses are being recognized over the estimated future service period of the affected employees. The obligation related to employee separation costs is included in other current liabilities in the Consolidated Balance Sheets. For additional information on the impact of the restructuring plan on defined benefit pension and other postretirement benefit plans, see Note H: Pensions and Other Postretirement Benefits.

Other costs include professional fees, costs related to closing the facilities, and miscellaneous expenditures associated with the Company's restructuring initiative and are expensed as incurred.

The Company incurred total restructuring costs of approximately $10.2 million in 2009, related to a separate restructuring program completed in 2009, consisting primarily of a $9.1 million noncash defined benefit pension settlement charge.

NOTE E: REPORTABLE SEGMENTS

The Company operates in one industry: the manufacturing and marketing of food products. The Company has four reportable segments: U.S. Retail Coffee Market, U.S. Retail Consumer Market, U.S. Retail Oils and Baking Market, and Special Markets. The U.S. Retail Coffee Market segment represents the domestic sales of *Folgers, Dunkin' Donuts,* and *Millstone* branded coffee to retail customers; the U.S. Retail Consumer Market segment primarily includes domestic sales of *Smucker's, Jif,* and *Hungry Jack* branded products; the U.S. Retail Oils and Baking Market segment includes domestic sales of *Crisco, Pillsbury, Eagle Brand,* and *Martha White* branded products; and the Special Markets segment is comprised of the Canada, foodservice, natural foods, and international strategic business areas. Special Markets segment products are distributed domestically and in foreign countries through retail channels, foodservice distributors and operators (e.g., restaurants, schools and universities, health care operators), and health and natural foods stores and distributors.

While the Company's four reportable segments remain the same for 2011, the calculation of segment profit was modified at the beginning of 2011 to include intangible asset amortization and impairment charges related to segment assets, along with certain other items in each of the segments. These items were previously considered corporate expenses and were not allocated to the segments. This change more accurately aligns the segment financial results with the responsibilities of segment management, most notably in the area of intangible assets. Segment profit for 2010 and 2009 has been presented to be consistent with the current methodology.

Notes to Consolidated Financial Statements

The J. M. Smucker Company

The following table sets forth reportable segment and geographical information.

	Year Ended April 30,		
	2011	2010	2009
Net sales:			
U.S. Retail Coffee Market	**$1,930,869**	$1,700,458	$ 855,571
U.S. Retail Consumer Market	**1,091,595**	1,125,280	1,103,264
U.S. Retail Oils and Baking Market	**888,008**	905,719	995,474
Special Markets	**915,271**	873,832	803,624
Total net sales	**$4,825,743**	$4,605,289	$3,757,933
Segment profit:			
U.S. Retail Coffee Market	**$ 536,133**	$ 484,006	$ 211,113
U.S. Retail Consumer Market	**294,970**	285,223	249,439
U.S. Retail Oils and Baking Market	**116,624**	127,954	116,946
Special Markets	**154,441**	134,948	105,028
Total segment profit	**$1,102,168**	$1,032,131	$ 682,526
Interest income	**2,512**	2,793	6,993
Interest expense	**(69,594)**	(65,187)	(62,478)
Share-based compensation expense	**(19,896)**	(20,687)	(14,043)
Merger and integration costs	**(11,194)**	(33,692)	(72,666)
Cost of products sold – restructuring	**(54,089)**	(3,870)	—
Other restructuring costs	**(47,868)**	(1,841)	(10,229)
Corporate administrative expenses	**(184,849)**	(181,132)	(133,313)
Other (expense) income – net	**(26)**	2,238	(725)
Income before income taxes	**$ 717,164**	$ 730,753	$ 396,065
Net sales:			
Domestic	**$4,358,091**	$4,167,042	$3,353,362
International:			
Canada	**$ 409,710**	$ 385,870	$ 356,300
All other international	**57,942**	52,377	48,271
Total international	**$ 467,652**	$ 438,247	$ 404,571
Total net sales	**$4,825,743**	$4,605,289	$3,757,933
Assets:			
Domestic	**$7,912,311**	$7,591,931	$7,670,192
International:			
Canada	**$ 406,576**	$ 376,788	$ 514,993
All other international	**5,698**	6,134	6,976
Total international	**$ 412,274**	$ 382,922	$ 521,969
Total assets	**$8,324,585**	$7,974,853	$8,192,161
Long-lived assets:			
Domestic	**$6,502,749**	$6,543,440	$6,406,085
International:			
Canada	**$ 184,624**	$ 207,517	$ 386,948
All other international	**213**	266	237
Total international	**$ 184,837**	$ 207,783	$ 387,185
Total long-lived assets	**$6,687,586**	$6,751,223	$6,793,270

Segment profit represents revenue less direct and allocable operating expenses.

The following table presents product sales information.

	Year Ended April 30,		
	2011	2010	2009
Coffee	**44%**	40%	25%
Peanut butter	**12**	12	14
Fruit spreads	**8**	8	9
Shortening and oils	**7**	8	11
Baking mixes and frostings	**6**	6	8
Canned milk	**5**	5	7
Flour and baking ingredients	**5**	5	7
Portion control	**3**	3	4
Juices and beverages	**3**	3	3
Uncrustables frozen sandwiches	**2**	3	3
Toppings and syrups	**2**	2	3
Other	**3**	5	6
Total product sales	**100%**	100%	100%

As a result of the Company's organizational changes and realignment of management responsibilities effective May 1, 2011, the Company's reportable segments will change in 2012. All historical information will be retroactively conformed to the new presentation.

NOTE F: EARNINGS PER SHARE

In 2010, the Company adopted the two-class method of computing earnings per share as required by FASB ASC 260, *Earnings Per Share*. FASB ASC 260 provides that unvested share-based payment awards that contain nonforfeitable rights to dividends or dividend equivalents, whether paid or unpaid, are participating securities and are to be included in the computation of earnings per share under the two-class method described in FASB ASC 260. The Company's unvested restricted shares contain rights to receive nonforfeitable dividends and are participating securities. All presented prior period earnings per share data has been adjusted to retrospectively reflect the application of the two-class method. The conversion to the two-class method resulted in a reduction of net income per common share and net income per common share – assuming dilution for the year ended April 30, 2009, of $0.03 and $0.01 per share, respectively.

The following table sets forth the computation of net income per common share and net income per common share – assuming dilution.

	Year Ended April 30,		
	2011	2010	2009
Computation of net income per share:			
Net income	**$479,482**	$494,138	$265,953
Net income allocated to participating securities	**4,692**	4,321	1,944
Net income allocated to common stockholders	**$474,790**	$489,817	$264,009
Weighted-average common shares outstanding	**117,009,362**	117,911,160	84,823,849
Net income per common share	**$ 4.06**	$ 4.15	$ 3.11
Computation of net income per share – assuming dilution:			
Net income	**$479,482**	$494,138	$265,953
Net income allocated to participating securities	**4,690**	4,318	1,947
Net income allocated to common stockholders	**$474,792**	$489,820	$264,006
Weighted-average common shares outstanding	**117,009,362**	117,911,160	84,823,849
Dilutive effect of stock options	**110,335**	130,011	98,938
Weighted-average common shares outstanding – assuming dilution	**117,119,697**	118,041,171	84,922,787
Net income per common share – assuming dilution	**$ 4.05**	$ 4.15	$ 3.11

The following table reconciles the weighted-average common shares used in the basic and diluted earnings per share disclosures to the total weighted-average shares outstanding.

	Year Ended April 30,		
	2011	2010	2009
Weighted-average common shares outstanding	**117,009,362**	117,911,160	84,823,849
Weighted-average participating shares outstanding	**1,156,389**	1,040,274	624,743
Weighted-average shares outstanding	**118,165,751**	118,951,434	85,448,592
Dilutive effect of stock options	**110,335**	130,011	98,938
Weighted-average shares outstanding – assuming dilution	**118,276,086**	119,081,445	85,547,530

NOTE G: GOODWILL AND OTHER INTANGIBLE ASSETS

A summary of changes in the Company's goodwill during the years ended April 30, 2011 and 2010, by reportable segment is as follows:

	U.S. Retail Coffee Market	U.S. Retail Consumer Market	U.S. Retail Oils and Baking Market	Special Markets	Total
Balance at May 1, 2009	$1,629,873	$569,683	$460,840	$130,995	$2,791,391
Acquisitions	5,540	289	—	265	6,094
Foreign currency translation adjustments	—	2,301	1,282	6,662	10,245
Balance at April 30, 2010	$1,635,413	$572,273	$462,122	$137,922	$2,807,730
Foreign currency translation adjustments	(47)	1,138	634	3,291	5,016
Balance at April 30, 2011	**$1,635,366**	**$573,411**	**$462,756**	**$141,213**	**$2,812,746**

The Company's other intangible assets and related accumulated amortization and impairment charges are as follows:

	April 30, 2011			April 30, 2010		
	Acquisition Cost	**Accumulated Amortization/ Impairment Charges**	**Net**	Acquisition Cost	Accumulated Amortization/ Impairment Charges	Net
Finite-lived intangible assets subject to amortization:						
Customer and contractual relationships	**$1,180,000**	**$168,125**	**$1,011,875**	$1,180,000	$ 95,722	$1,084,278
Patents and technology	**134,970**	**25,980**	**108,990**	134,970	15,874	119,096
Trademarks	**35,153**	**6,652**	**28,501**	29,222	3,491	25,731
Total intangible assets subject to amortization	**$1,350,123**	**$200,757**	**$1,149,366**	$1,344,192	$115,087	$1,229,105
Indefinite-lived intangible assets not subject to amortization:						
Trademarks	**$1,799,862**	**$ 9,218**	**$1,790,644**	$1,805,793	$ 8,383	$1,797,410
Total other intangible assets	**$3,149,985**	**$209,975**	**$2,940,010**	$3,149,985	$123,470	$3,026,515

Amortization expense for finite-lived intangible assets was $73,438, $72,417, and $38,094 in 2011, 2010, and 2009, respectively. The weighted-average useful life of the finite-lived intangible assets is 19 years. Based on the amount of intangible assets subject to amortization at April 30, 2011, the estimated amortization expense for each of the succeeding five years is approximately $73,000.

Pursuant to FASB ASC 350, the Company is required to review goodwill and other indefinite-lived intangible assets at least annually for impairment. The annual impairment review was performed as of February 1, 2011. Goodwill impairment is tested at the reporting unit level which is the Company's operating segments. Impairment of $17,599, $11,658, and $1,491 was recognized related to certain intangible assets in 2011, 2010, and 2009, respectively.

The majority of the impairment recognized in 2011 was recognized in the third quarter when the Company became aware of a significant future reduction in its *Europe's Best* frozen vegetable business with a customer in Canada. This was subsequent to declines in net sales and profit margins of the frozen fruit and vegetable business during 2011. The Company determined that these events constituted a potential indicator of impairment of the *Europe's Best* indefinite-lived and finite-lived intangible assets recognized in its Special Markets segment under FASB ASC 350 and FASB ASC 360, respectively.

The Company determined the estimated fair value of the *Europe's Best* indefinite-lived trademark based on an analysis of the projected cash flows for the brand, discounted at a rate developed using a risk-adjusted, weighted-average cost of capital methodology. As a result, an impairment charge of $3,621 was recognized in 2011 to reduce this trademark to its estimated fair value. During 2010, an impairment charge of $7,282 was recognized related to the *Europe's Best* trademark after the Company became aware of a significant reduction in the frozen fruit business.

The Company determined that the carrying value of the finite-lived customer relationship intangible asset associated with the *Europe's Best* business was not recoverable based on the undiscounted projected net cash flows expected to be generated from the asset. The estimated fair value of the customer relationship was then calculated based on a discounted cash flow model which utilized a forecast of future revenues and expenses related to the intangible asset. As a result, an impairment charge of $13,534 was recognized in 2011 to reduce the carrying value of the customer relationship to its estimated fair value. No additional impairment was recognized related to *Europe's Best* as a result of the February 1, 2011, impairment test, and no further indicators of potential impairment have been identified subsequent to that date.

NOTE H: PENSIONS AND OTHER POSTRETIREMENT BENEFITS

The Company has defined benefit pension plans covering certain domestic and Canadian employees. Benefits are based on the employee's years of service and compensation. The Company's plans are funded in conformity with the funding requirements of applicable government regulations.

In addition to providing pension benefits, the Company sponsors several unfunded, defined postretirement plans that provide health care and life insurance benefits to certain retired domestic and Canadian employees. These plans are contributory, with retiree contributions adjusted periodically, and contain other cost-sharing features, such as deductibles and coinsurance. Covered employees generally are eligible for these benefits when they reach age 55 and have attained 10 years of credited service.

Upon completion of the restructuring activity discussed in Note D: Restructuring, approximately 850 full-time positions will be reduced. The Company has included the estimated impact of the planned reductions in measuring the U.S. and Canadian benefit obligation of the pension plans and other postretirement plans at April 30, 2011. As a result, the benefit obligation of the pension plans and other postretirement plans increased by approximately $10,500 and $4,200, respectively. Included in the following tables are charges recognized for termination benefits and curtailment as a result of the restructuring plan. In 2012, the Company expects to recognize additional expense of approximately $1,800 related to a reduction in the expected remaining future service lifetime of certain participants in the Canadian plans. These costs are being recognized over the estimated future service period of the affected participants.

The following table summarizes the components of net periodic benefit cost and the change in accumulated other comprehensive income (loss) related to the defined benefit pension and other postretirement plans.

	Defined Benefit Pension Plans			Other Postretirement Benefits		
Year Ended April 30,	2011	2010	2009	2011	2010	2009
Service cost	$ 7,504	$ 5,755	$ 5,871	$ 1,620	$ 1,525	$1,892
Interest cost	25,491	24,788	26,263	2,775	2,607	2,540
Expected return on plan assets	(26,848)	(22,894)	(29,905)	—	—	—
Amortization of prior service cost (credit)	1,146	1,362	1,295	(489)	(489)	(489)
Amortization of net actuarial loss (gain)	10,294	6,291	1,360	(536)	(1,043)	(730)
Settlement loss	—	—	9,908	—	—	—
Curtailment	4,095	—	—	—	—	—
Termination benefit cost	8,395	—	—	2,413	—	—
Net periodic benefit cost	$ 30,077	$ 15,302	$ 14,792	$ 5,783	$ 2,600	$3,213
Other changes in plan assets and benefit liabilities recognized in accumulated other comprehensive income (loss) before income taxes:						
Prior service cost arising during the year	$ (359)	$ (1,334)	$ —	$ (925)	$ —	$ —
Net actuarial (loss) gain arising during the year	(13,533)	(13,713)	(74,195)	(7,769)	(3,248)	4,645
Amortization of prior service cost (credit)	1,146	1,362	1,295	(489)	(489)	(489)
Amortization of net actuarial loss (gain)	10,294	6,291	1,360	(536)	(1,043)	(730)
Curtailment	4,095	—	—	—	—	—
Foreign currency translation	(2,032)	(5,932)	2,517	104	173	(231)
Other adjustments	—	(71)	—	—	—	—
Net change for year	$ (389)	$(13,397)	$(69,023)	$(9,615)	$(4,607)	$3,195
Weighted-average assumptions used in determining net periodic benefit costs:						
U.S. plans:						
Discount rate	5.80%	7.40%	6.60%	5.80%	7.40%	6.60%
Expected return on plan assets	7.50	7.75	7.75	—	—	—
Rate of compensation increase	4.15	3.79	3.84	—	—	—
Canadian plans:						
Discount rate	5.30%	5.40%	6.10%	5.30%	5.40%	6.10%
Expected return on plan assets	7.08	7.33	7.25	—	—	—
Rate of compensation increase	4.00	4.00	4.00	—	—	—

The Company uses a measurement date of April 30 to determine defined benefit pension plans and other postretirement benefits' assets and benefit obligations.

The following table sets forth the combined status of the plans as recognized in the Consolidated Balance Sheets.

	Defined Benefit Pension Plans		Other Postretirement Benefits	
April 30,	2011	2010	2011	2010
Change in benefit obligation:				
Benefit obligation at beginning of the year	$450,728	$362,720	$ 45,592	$ 38,182
Service cost	7,504	5,755	1,620	1,525
Interest cost	25,491	24,788	2,775	2,607
Amendments	359	1,334	925	—
Actuarial loss	30,276	64,423	7,769	3,248
Participant contributions	498	410	1,077	988
Benefits paid	(30,502)	(25,296)	(3,674)	(2,577)
Foreign currency translation adjustments	8,446	16,594	1,270	1,602
Curtailment	2,151	—	—	—
Termination benefit cost	8,395	—	2,413	—
Other adjustments	—	—	22	17
Benefit obligation at end of the year	$503,346	$450,728	$ 59,789	$ 45,592
Change in plan assets:				
Fair value of plan assets at beginning of the year	$367,322	$300,482	$ —	$ —
Actual return on plan assets	45,743	73,604	—	—
Company contributions	16,779	4,436	2,576	1,572
Participant contributions	498	410	1,077	988
Benefits paid	(30,502)	(25,296)	(3,674)	(2,577)
Foreign currency translation adjustments	7,760	13,756	—	—
Other adjustments	—	(70)	21	17
Fair value of plan assets at end of the year	$407,600	$367,322	$ —	$ —
Funded status of the plans	$ (95,746)	$ (83,406)	$(59,789)	$(45,592)
Other noncurrent assets	$ 2,976	$ 3,562	$ —	$ —
Defined benefit pensions	(98,722)	(86,968)	—	—
Postretirement benefits other than pensions	—	—	(59,789)	(45,592)
Net benefit liability	$ (95,746)	$ (83,406)	$(59,789)	$(45,592)

The following table summarizes amounts recognized in accumulated other comprehensive income (loss) in the Consolidated Balance Sheets, before income taxes.

	Defined Benefit Pension Plans		Other Postretirement Benefits	
April 30,	2011	2010	2011	2010
Net actuarial (loss) gain	$(134,306)	$(131,489)	$6,683	$14,885
Prior service (cost) credit	(4,809)	(7,237)	2,129	3,542
Total recognized in accumulated other comprehensive income (loss)	$(139,115)	$(138,726)	$8,812	$18,427

During 2012, the Company expects to recognize amortization of net actuarial losses and prior service cost of $8,973 and $746, respectively, in net periodic benefit cost.

The following table sets forth the assumptions used in determining the benefit obligations.

	Defined Benefit Pension Plans		Other Postretirement Benefits	
April 30,	2011	2010	2011	2010
Weighted-average assumptions used in determining benefit obligation:				
U.S. plans:				
Discount rate	5.50%	5.80%	5.50%	5.80%
Rate of compensation increase	4.14	4.13	—	—
Canadian plans:				
Discount rate	5.00%	5.30%	5.00%	5.30%
Rate of compensation increase	4.00	4.00	—	—

For 2012, the assumed health care trend rates are 8.5 percent and 7.0 percent for the U.S. and Canadian plans, respectively. The rate for participants under age 65 is assumed to decrease to 5.0 percent in 2019 and 4.5 percent in 2017 for the U.S. and Canadian plans, respectively. The health care cost trend rate assumption has a significant effect on the amount of the other postretirement benefits obligation and periodic other postretirement benefits cost reported.

A one-percentage point annual change in the assumed health care cost trend rate would have the following effect as of April 30, 2011:

	One-Percentage Point	
	Increase	Decrease
Effect on total service and interest cost components	$ 193	$ (138)
Effect on benefit obligation	2,792	(2,455)

The following table sets forth selective information pertaining to the Company's Canadian pension and other postretirement benefit plans.

	Defined Benefit Pension Plans		Other Postretirement Benefits	
Year Ended April 30,	2011	2010	2011	2010
Benefit obligation at end of the year	$123,600	$112,672	$ 12,898	$ 11,586
Fair value of plan assets at end of the year	113,814	99,103	—	—
Funded status of the plans	$ (9,786)	$(13,569)	$(12,898)	$(11,586)
Service cost	$ 1,470	$ 1,112	$ 34	$ 62
Interest cost	5,713	5,491	596	632
Expected return on plan assets	(6,912)	(5,988)	—	—
Curtailment	185	—	—	—
Termination benefit cost	933	—	—	—
Company contributions	4,629	1,698	771	665
Participant contributions	498	410	—	—
Benefits paid	(8,595)	(8,238)	(771)	(665)
Actual return on plan assets	10,419	15,649	—	—
Net periodic benefit cost	6,231	2,746	590	694
Amortization of net actuarial loss (gain)	4,836	2,116	(39)	—

The following table sets forth additional information related to the Company's defined benefit pension plans.

	April 30,	
	2011	2010
Accumulated benefit obligation for all pension plans	**$468,604**	$422,166
Plans with an accumulated benefit obligation in excess of plan assets:		
Accumulated benefit obligation	**436,329**	290,762
Fair value of plan assets	**371,895**	225,244
Plans with a projected benefit obligation in excess of plan assets:		
Projected benefit obligation	**473,555**	423,270
Fair value of plan assets	**374,741**	336,454

The Company employs a total return on investment approach for the defined benefit pension plans' assets. A mix of equity, fixed-income, and alternative investments is used to maximize the long-term rate of return on assets for the level of risk. In determining the expected long-term rate of return on the defined benefit pension plans' assets, management considers the historical rates of return, the nature of investments, the asset allocation, and expectations of future investment strategies.

The following table summarizes the fair value of the major asset classes for the U.S. and Canadian defined benefit pension plans and the levels within the fair value hierarchy in which the fair value measurements fall.

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	**Fair Value at April 30, 2011**	Fair Value at April 30, 2010
Cash and cash equivalents[A]	$ 6,006	$ —	$ —	**$ 6,006**	$ 5,048
Equity securities:					
U.S.[B]	82,457	18,930	4,777	**106,164**	96,405
International[C]	40,189	41,808	—	**81,997**	72,786
Fixed-income securities:					
Bonds[D]	65,126	17,610	—	**82,736**	86,852
Fixed income[E]	45,515	34,544	—	**80,059**	63,843
Other types of investments:					
Hedge funds[F]	—	—	37,451	**37,451**	33,163
Private equity funds[G]	—	—	13,187	**13,187**	9,225
Total financial assets measured at fair value	$239,293	$112,892	$55,415	**$407,600**	$367,322

(A) This category includes money market holdings classified as Level 1 and valued at fair value.

(B) This category is invested primarily in a portfolio of common stocks included in the Russell 1000 Index and traded on active exchanges. The Level 1 assets are valued using quoted market prices. The Level 2 assets are funds that consist of equity securities traded on active exchanges. The Level 3 assets are valued at approximate fair value.

(C) This category is invested primarily in common stocks and other equity securities traded on active exchanges whose issuers are located outside of the U.S. The fund invests primarily in developed countries, but may also invest in emerging markets. The Level 1 assets are valued using quoted market prices. The Level 2 assets are funds that consist of equity securities traded on active exchanges.

(D) This category seeks to duplicate the return characteristics of high-quality corporate bonds with a duration range of 10 to 13 years. The Level 1 assets are valued using quoted market prices. The Level 2 assets are funds that consist of bonds traded on active exchanges.

(E) This category is comprised of a core fixed-income fund that invests at least 80 percent of its assets in investment-grade U.S. corporate and government fixed-income securities, including mortgage-backed securities. The Level 1 assets are valued using quoted market prices. The Level 2 assets are funds that consist of fixed-income securities traded on active exchanges.

(F) This category is comprised of two hedge funds. The funds are classified as Level 3 assets and valued using significant unobservable inputs including the funds' own assumptions. One of the funds has a one-year lock up which has expired and quarterly liquidity with 65 days notice. The second fund has a two-year lock up on initial and subsequent purchases expiring on December 31, 2011.

(G) This category is comprised of private equity funds consisting of primary limited partnership interests in corporate finance and venture capital funds. The funds are classified as Level 3 and valued using significant unobservable inputs including the funds' own assumptions. The funds are not liquid and distributions began in calendar 2010.

The following table presents a rollforward of activity for Level 3 assets between May 1, 2010 and April 30, 2011.

	U.S. Equity Securities	Hedge Funds	Private Equity Funds	Total
Balance at May 1, 2010	$2,391	$33,163	$ 9,225	$44,779
Actual return on plan assets still held at reporting date	698	1,988	1,750	4,436
Purchases	1,688	2,300	2,212	6,200
Balance at April 30, 2011	**$4,777**	**$37,451**	**$13,187**	**$55,415**

The Company's current investment policy is to have approximately 42 percent of assets invested in equity securities, 39 percent in fixed-income securities, and 19 percent in cash and other investments. Included in equity securities were 317,552 of the Company's common shares at April 30, 2011 and 2010. The market value of these shares was $23,839 at April 30, 2011. The Company paid dividends of $521 on these shares during 2011.

The Company expects to contribute approximately $20 million to the defined benefit pension plans in 2012. The Company expects to make the following benefit payments for the defined benefit pension and other postretirement benefit plans: $36 million in 2012, $34 million in each of the years 2013 through 2016, and $185 million in 2017 through 2021.

NOTE I: SAVINGS PLANS

ESOP: The Company sponsors an Employee Stock Ownership Plan and Trust ("ESOP") for certain domestic, nonrepresented employees. The Company has entered into loan agreements with the Trustee of the ESOP for purchases by the ESOP of the Company's common shares in amounts not to exceed a total of 1,134,120 unallocated common shares of the Company at any one time. These shares are to be allocated to participants over a period of not less than 20 years.

ESOP loans bear interest at one-half percentage point over prime, are secured by the unallocated shares of the plan, and are payable as a condition of allocating shares to participants. Interest expense incurred on ESOP debt was $127, $115, and $261 in 2011, 2010, and 2009, respectively. A contribution to the plan, representing compensation expense, is made annually in the amount sufficient to fund ESOP debt repayment and was $614 in 2009. Due to the payment by the Company of a $5.00 per share one-time special dividend in 2009, no contribution was necessary in 2011 or 2010 to fund ESOP debt repayment. Dividends on unallocated shares are used to reduce expense and were $262, $281, and $1,461 in 2011, 2010, and 2009, respectively. The principal payments received from the ESOP in 2011, 2010, and 2009 were $735, $761, and $649, respectively.

Dividends on allocated shares are credited to participant accounts and are used to purchase additional common shares for participant accounts. Dividends on allocated and unallocated shares are charged to retained income by the Company.

As permitted by FASB ASC 718, *Compensation – Retirement Benefits,* the Company will continue to recognize future compensation using the cost basis as all shares currently held by the ESOP were acquired prior to 1993. At April 30, 2011, the ESOP held 155,986 unallocated and 856,318 allocated shares. All shares held by the ESOP were considered outstanding in earnings per share calculations for all periods presented.

Defined Contribution Plans: The Company offers employee savings plans for domestic and Canadian employees. The Company's contributions under these plans are based on a specified percentage of employee contributions. Charges to operations for these plans in 2011, 2010, and 2009 were $16,440, $15,625, and $10,900, respectively.

NOTE J: SHARE-BASED PAYMENTS

The Company provides for equity-based incentives to be awarded to key employees and non-employee directors. Currently, these incentives consist of restricted shares, restricted stock units, deferred shares, deferred stock units, performance units, and stock options. These awards are administered primarily through the 2010 Equity and Incentive Compensation Plan approved by the Company's shareholders in August 2010. Awards under this plan may be in the form of stock options, stock appreciation rights, restricted shares, restricted stock units (which may also be referred to as deferred stock units), performance shares, performance units, incentive awards, and other share-based awards. Awards under this plan may be granted to the Company's and its subsidiaries' non-employee directors, consultants, officers, and other employees. Deferred stock units granted to non-employee directors vest immediately. At April 30, 2011, there were 7,600,347 shares available for future issuance under this plan. As a result of this plan becoming effective in November 2010, no further awards will be made under the previously existing equity compensation plans.

Under the 2010 Equity and Incentive Compensation Plan, the Company has the option to settle share-based awards by issuing common shares from treasury, issuing new Company common shares, or issuing a combination of common shares from treasury and new Company common shares.

Stock Options: The following table is a summary of the Company's stock option activity and related information.

	Options	Weighted-Average Exercise Price
Outstanding at May 1, 2010	711,987	$41.06
Exercised	(515,062)	41.01
Outstanding and exercisable at April 30, 2011	**196,925**	**$41.18**

At April 30, 2011, the weighted-average remaining contractual term for stock options outstanding and exercisable was approximately 2.6 years and the aggregate intrinsic value of these stock options was approximately $6,673.

The total intrinsic value of options exercised during 2011, 2010, and 2009 was approximately $13,355, $5,876, and $2,871, respectively.

Other Equity Awards: The following table is a summary of the Company's restricted shares, deferred shares, deferred stock units, and performance units.

	Restricted/ Deferred Shares and Deferred Stock Units	Weighted-Average Grant Date Fair Value	Performance Units	Weighted-Average Fair Value
Outstanding at May 1, 2010	1,078,722	$44.74	190,010	$57.37
Granted	303,863	58.32	125,360	77.53
Converted	190,010	57.37	(190,010)	57.37
Vested	(373,522)	47.33	—	—
Forfeited	(41,807)	49.08	—	—
Outstanding at April 30, 2011	**1,157,266**	**$49.39**	**125,360**	**$77.53**

The total fair value of equity awards other than stock options vesting in 2011, 2010, and 2009 was approximately $17,680, $16,273, and $11,117, respectively. The weighted-average grant date fair value of restricted shares, deferred shares, deferred stock units, and performance units is the average of the high and the low share price on the date of grant. The following table summarizes the weighted-average grant date fair values of the equity awards granted in 2011, 2010, and 2009.

Year Ended April 30,	Restricted/ Deferred Shares and Deferred Stock Units	Weighted-Average Grant Date Fair Value	Performance Units	Weighted-Average Grant Date Fair Value
2011	**303,863**	**$58.32**	**125,360**	**$77.53**
2010	504,580	44.63	190,010	57.37
2009	570,359	42.29	114,440	43.44

The performance units column represents the number of restricted shares received by certain executive officers, subsequent to year end, upon conversion of the performance units earned during the year. Restricted stock generally vests four years from the date of grant or upon the attainment of a defined age and years of service.

NOTE K: DEBT AND FINANCING ARRANGEMENTS

Long-term debt consists of the following:

	April 30,	
	2011	2010
7.94% Series C Senior Notes due September 1, 2010	$ —	$ 10,000
4.78% Senior Notes due June 1, 2014	**100,000**	100,000
6.12% Senior Notes due November 1, 2015	**24,000**	24,000
6.63% Senior Notes due November 1, 2018	**380,039**	376,000
5.55% Senior Notes due April 1, 2022	**400,000**	400,000
4.50% Senior Notes due June 1, 2025	**400,000**	—
Total long-term debt	**$1,304,039**	$910,000
Current portion of long-term debt	**—**	10,000
Total long-term debt, less current portion	**$1,304,039**	$900,000

On June 15, 2010, the Company issued $400.0 million of 4.50 percent Senior Notes with a final maturity on June 1, 2025. The Senior Notes have a 12-year average maturity. Proceeds from the Senior Notes issuance were used for general corporate purposes. On September 1, 2010, the Company repaid the $10.0 million of 7.94 percent Series C Senior Notes utilizing cash on hand.

In the fourth quarter of 2011, the Company entered into an interest rate swap on the 6.63 percent Senior Notes due November 1, 2018. The notional amount was $376.0 million, converting the Senior Notes from a fixed to a variable-rate basis until maturity. The interest rate swap was designated as a fair value hedge of the underlying debt obligation. The fair value adjustment of the interest rate swap at April 30, 2011, was $4.0 million and was recorded as an increase in the long-term debt balance. For additional information, see Note M: Derivative Financial Instruments.

All of the Company's Senior Notes are unsecured and interest is paid semiannually. Scheduled payments are required on the 5.55 percent Senior Notes, the first of which is $50.0 million on April 1, 2013, and on the 4.50 percent Senior Notes, the first of which is $100.0 million on June 1, 2020.

Interest paid totaled $62,075, $76,461, and $52,918 in 2011, 2010, and 2009, respectively. This differs from interest expense due to the timing of payments, amortization of the fair value adjustment on the 6.60 percent Senior Notes prior to maturity, amortization of debt issuance costs, and interest capitalized.

On January 31, 2011, the Company's $180.0 million revolving credit facility matured and the Company entered into an amended and restated credit agreement with a group of six banks. The credit facility, which amends and restates in its entirety the $400.0 million credit agreement dated as of October 29, 2009, provides for an unsecured revolving credit line of $600.0 million and matures January 31, 2016. The Company's borrowings under the credit facility will bear interest based on prevailing U.S. Prime Rate, Canadian Base Rate, London Interbank Offered Rate, or Canadian Dealer Offered Rate, as determined by the Company. Interest is payable either on a quarterly basis or at the end of the borrowing term. At April 30, 2011, the Company did not have a balance outstanding under the revolving credit facility. Subsequent to year end, the Company borrowed $240.0 million under its revolving credit facility for general corporate purposes, including the Rowland Coffee acquisition. For additional information, see Note B: Subsequent Event – Rowland Coffee Acquisition. At April 30, 2011, the Company had standby letters of credit of approximately $7.1 million outstanding.

The Company's debt instruments contain certain financial covenant restrictions including consolidated net worth, leverage ratios, and an interest coverage ratio. The Company is in compliance with all covenants.

NOTE L: CONTINGENCIES

The Company, like other food manufacturers, is from time to time subject to various administrative, regulatory, and other legal proceedings arising in the ordinary course of business. The Company is a defendant in a variety of legal proceedings. The Company cannot predict with certainty the results of these proceedings or reasonably determine a range of potential loss. The Company's policy is to accrue costs for contingent liabilities when such liabilities are probable and amounts can be reasonably estimated. Based on the information known to date, the Company does not believe the final outcome of these proceedings will have a material adverse effect on the Company's financial position, results of operations, or cash flows.

NOTE M: DERIVATIVE FINANCIAL INSTRUMENTS

The Company is exposed to market risks, such as changes in commodity prices, foreign currency exchange rates, and interest rates. To manage the volatility relating to these exposures, the Company enters into various derivative transactions. By policy, the Company historically has not entered into derivative financial instruments for trading purposes or for speculation.

Commodity Price Management: The Company enters into commodity futures and options contracts to manage the price volatility and reduce the variability of future cash flows related to anticipated inventory purchases of green coffee, edible oils, flour, milk, corn, and corn sweetener. The Company also enters into commodity futures and options contracts to manage price risk for energy input costs, including natural gas and diesel fuel. The derivative instruments generally have maturities of less than one year.

Certain of the derivative instruments associated with the Company's U.S. Retail Oils and Baking Market and U.S. Retail Coffee Market segments meet the hedge criteria according to FASB ASC 815 and are accounted for as cash flow hedges. The mark-to-market gains or losses on qualifying hedges are deferred and included as a component of accumulated other comprehensive income (loss) to the extent effective, and reclassified to cost of products sold in the period during which the hedged transaction affects earnings. Cash flows related to qualifying hedges are classified consistently with the cash flows from the hedged item in the Statements of Consolidated Cash Flows. In order to qualify as a hedge of commodity price risk, it must be demonstrated that the changes in the fair value of the commodity's futures contracts are highly effective in hedging price risks associated with the commodity purchased. Hedge effectiveness is measured at inception and on a monthly basis.

The mark-to-market gains or losses on nonqualifying and ineffective portions of hedges are recognized in cost of products sold immediately.

Foreign Currency Exchange Rate Hedging: The Company utilizes foreign currency forwards and options contracts to manage the effect of foreign currency exchange fluctuations on future cash payments primarily related to purchases of certain raw materials, finished goods, and fixed assets. The contracts generally have maturities of less than one year. At the inception of the contract, the derivative is evaluated and documented for hedge accounting treatment. Instruments currently used to manage foreign currency exchange exposures do not meet the requirements for hedge accounting treatment and the change in value of these instruments is immediately recognized in cost of products sold. If the contract qualifies for hedge accounting treatment, to the extent the hedge is deemed effective, the associated mark-to-market gains and losses are deferred and included as a component of accumulated other comprehensive income (loss). These gains or losses are reclassified to earnings in the period the contract is executed. The ineffective portion of these contracts is immediately recognized in earnings.

Interest Rate Hedging: The Company utilizes derivative instruments to manage changes in the fair value of its debt. Interest rate swaps mitigate the risk associated with the underlying hedged item. At the inception of the contract, the instrument is evaluated and documented for hedge accounting treatment. The Company's interest rate swap met the criteria to be designated as a fair value hedge. The Company receives a fixed rate and pays variable rates, hedging the underlying debt and the associated changes in the fair value of the debt. The interest rate swap is recognized at fair value in the Consolidated Balance Sheet at April 30, 2011, and changes in the fair value are recognized in interest expense. Gains and losses recognized in interest expense on the instrument have no net impact to earnings as the change in the fair value of the derivative is equal to the change in fair value of the underlying debt.

The following table sets forth the fair value of derivative instruments as recognized in the Consolidated Balance Sheets at April 30, 2011 and 2010.

	April 30, 2011			April 30, 2010	
	Other Current Assets	**Other Current Liabilities**	**Other Noncurrent Liabilities**	Other Current Assets	Other Current Liabilities
Derivatives designated as hedging instruments:					
Commodity contracts	**$ 3,408**	**$ —**	**$ —**	$1,874	$ 9
Interest rate contract	**5,423**	**—**	**1,384**	—	—
Total derivatives designated as hedging instruments	**$ 8,831**	**$ —**	**$1,384**	$1,874	$ 9
Derivatives not designated as hedging instruments:					
Commodity contracts	**$ 9,887**	**$5,432**	**$ —**	$2,414	$ 599
Foreign currency exchange contracts	**317**	**3,204**	**—**	—	830
Total derivatives not designated as hedging instruments	**$10,204**	**$8,636**	**$ —**	$2,414	$1,429
Total derivative instruments	**$19,035**	**$8,636**	**$1,384**	$4,288	$1,438

The Company has elected to not offset fair value amounts recognized for commodity derivative instruments and its cash margin accounts executed with the same counterparty. The Company maintained cash margin accounts of $12,292 and $5,714 at April 30, 2011 and 2010, respectively, that are included in other current assets in the Consolidated Balance Sheets.

The following table presents information on gains recognized on derivatives designated as cash flow hedges, all of which hedge commodity price risk.

	Year Ended April 30,	
	2011	2010
Gains recognized in other comprehensive income (effective portion)	**$21,082**	$6,029
Gains reclassified from accumulated other comprehensive income (loss) to cost of products sold (effective portion)	**14,780**	5,395
Change in accumulated other comprehensive income (loss)	**$ 6,302**	$ 634
Gains recognized in cost of products sold (ineffective portion)	**$ 611**	$ 200

Included as a component of accumulated other comprehensive income (loss) at April 30, 2011 and 2010, were deferred pre-tax gains of $9,430 and $3,128, respectively. The related tax impact recognized in accumulated other comprehensive income (loss) was $3,430 and $1,134 at April 30, 2011 and 2010, respectively. The entire amount of the deferred gain included in accumulated other comprehensive income (loss) at April 30, 2011, is expected to be recognized in earnings within one year as the related inventory is sold.

The following table presents the realized and unrealized losses recognized in cost of products sold on derivatives not designated as qualified hedging instruments.

	Year Ended April 30,	
	2011	2010
Losses on commodity contracts	**$3,994**	$2,384
Losses on foreign currency exchange contracts	**3,290**	7,234
Losses recognized in cost of products sold (derivatives not designated as hedging instruments)	**$7,284**	$9,618

The following table presents the gross contract notional value of outstanding derivative contracts at April 30, 2011 and 2010.

	April 30,	
	2011	2010
Commodity contracts	**$869,107**	$323,351
Foreign currency exchange contracts	**73,158**	45,295
Interest rate contract	**376,000**	—

NOTE N: OTHER FINANCIAL INSTRUMENTS AND FAIR VALUE MEASUREMENTS

Financial instruments, other than derivatives, that potentially subject the Company to significant concentrations of credit risk consist principally of cash investments and trade receivables. With respect to trade receivables, the Company believes there is no concentration of risk with any single customer whose failure or nonperformance would materially affect the Company's results other than as discussed in Major Customer of Note A: Accounting Policies. The Company does not require collateral from its customers. The fair value of the Company's financial instruments, other than its long-term debt, approximates their carrying amounts.

The following table provides information on the carrying amount and fair value of the Company's financial instruments.

	April 30, 2011		April 30, 2010	
	Carrying Amount	**Fair Value**	Carrying Amount	Fair Value
Marketable securities	**$ 18,600**	**$ 18,600**	$ —	$ —
Other investments	**41,560**	**41,560**	34,895	34,895
Derivative financial instruments, net	**9,015**	**9,015**	2,850	2,850
Long-term debt	**1,304,039**	**1,648,614**	910,000	1,172,467

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Valuation techniques are based on observable and unobservable inputs. Observable inputs reflect readily obtainable data from independent sources, while unobservable inputs reflect the Company's market assumptions.

The following table summarizes the fair values and the levels within the fair value hierarchy in which the fair value measurements fall for the Company's financial assets (liabilities).

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	**Fair Value at April 30, 2011**	Fair Value at April 30, 2010
Marketable securities: (A)					
Mortgage-backed securities	$ —	$18,600	$ —	**$18,600**	$ —
Other investments: (B)					
Equity mutual funds	14,011	—	—	**14,011**	11,626
Municipal obligations	—	20,042	—	**20,042**	16,753
Other investments	464	7,043	—	**7,507**	6,516
Derivatives: (C)					
Commodity contracts, net	7,863	—	—	**7,863**	3,680
Foreign currency exchange contracts, net	(2,887)	—	—	**(2,887)**	(830)
Interest rate contract, net	—	4,039	—	**4,039**	—
Total financial assets measured at fair value	$19,451	$49,724	$ —	**$69,175**	$37,745

(A) The Company's marketable securities, consisting entirely of mortgage-backed securities, are broker-priced and valued by a third party using an evaluated pricing methodology. An evaluated pricing methodology is a valuation technique which uses inputs that are derived principally from or corroborated by observable market data. For additional information, see Marketable Securities and Other Investments of Note A: Accounting Policies.

(B) The Company's other investments consist of funds maintained for the payment of benefits associated with nonqualified retirement plans. The funds include equity securities listed in active markets and municipal bonds valued by a third party using an evaluated pricing methodology. For additional information, see Marketable Securities and Other Investments of Note A: Accounting Policies.

(C) The Company's commodity contract and foreign currency exchange contract derivatives are valued using quoted market prices. The Company's interest rate contract derivative is valued using the income approach, observable Level 2 market expectations at the measurement date, and standard valuation techniques to convert future amounts to a single discounted present value. Level 2 inputs for the interest rate contract are limited to quoted prices for similar assets or liabilities in active markets and inputs other than quoted prices that are observable for the asset or liability. For additional information, see Note M: Derivative Financial Instruments.

The following tables present the Company's nonfinancial assets adjusted to fair value during the years ended April 30, 2011 and 2010, respectively.

	Carrying Amount at May 1, 2010	Fair Value Adjustment	Other Adjustments	Carrying Amount at April 30, 2011
Indefinite-lived trademarks [(D)]	$11,896	$ (4,065)	$ 510	**$ 8,341**
Finite-lived customer relationship [(D)]	18,964	(13,534)	(222)	**5,208**
Total nonfinancial assets adjusted to fair value	$30,860	$(17,599)	$ 288	**$13,549**

	Carrying Amount at May 1, 2009	Fair Value Adjustment	Other Adjustments	Carrying Amount at April 30, 2010
Indefinite-lived trademarks [(D)]	$21,370	$ (9,133)	$2,315	$14,552
Finite-lived trademarks [(D)]	3,012	(2,525)	(487)	—
Total nonfinancial assets adjusted to fair value	$24,382	$(11,658)	$1,828	$14,552

(D) The Company utilized Level 3 inputs to estimate the fair value of the nonfinancial assets. For additional information, see Note G: Goodwill and Other Intangible Assets.

During 2011 and 2010, the Company recognized fair value adjustments related to the impairment of certain indefinite-lived and finite-lived intangible assets. Other adjustments related to foreign currency exchange and amortization were recognized during the years ended April 30, 2011 and 2010.

NOTE O: INCOME TAXES

Deferred income taxes reflect the tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax reporting. Significant components of the Company's deferred tax assets and liabilities are as follows:

	April 30, 2011	April 30, 2010
Deferred tax liabilities:		
Intangible assets	**$1,025,301**	$1,042,375
Property, plant, and equipment	**111,537**	121,950
Other	**10,016**	22,042
Total deferred tax liability	**$1,146,854**	$1,186,367
Deferred tax assets:		
Post-employment and other employee benefits	**$ 84,723**	$ 69,887
Tax credit and loss carryforwards	**4,583**	5,049
Intangible assets	**3,279**	3,984
Other	**27,668**	21,247
Total deferred tax assets	**$ 120,253**	$ 100,167
Valuation allowance for deferred tax assets	**(3,324)**	(3,470)
Total deferred tax assets, less allowance	**$ 116,929**	$ 96,697
Net deferred tax liability	**$1,029,925**	$1,089,670

Notes to Consolidated Financial Statements

The J. M. Smucker Company

The following table summarizes domestic and foreign loss and credit carryforwards at April 30, 2011.

	Related Tax Deduction	Deferred Tax Asset	Valuation Allowance	Expiration Date
Tax carryforwards:				
State loss carryforwards	$68,869	$3,407	$3,187	2012 to 2030
State tax credit carryforwards	—	1,160	—	2018
Foreign jurisdictional tax credit carryforwards	—	16	—	2014
Total tax carryforwards	**$68,869**	**$4,583**	**$3,187**	

The Company evaluates the realizability of deferred tax assets for each of the jurisdictions in which it operates. Included in the overall valuation allowance is $137 for other deferred tax assets where it is more likely than not those assets will not be realized. The valuation allowance decreased by $146, $5,556, and $864 in 2011, 2010, and 2009, respectively, primarily due to the expiration of loss carryforwards that had full valuation allowances.

Deferred income taxes have not been provided on approximately $194,058 of undistributed earnings of foreign subsidiaries since these amounts are considered to be permanently reinvested. Any additional taxes payable on the earnings of foreign subsidiaries, if remitted, would be partially offset by domestic tax deductions for foreign taxes paid. It is not practical to estimate the amount of additional taxes that might be payable on such undistributed earnings.

Income (loss) before income taxes is as follows:

	Year Ended April 30,		
	2011	2010	2009
Domestic	**$729,654**	$712,226	$378,293
Foreign	**(12,490)**	18,527	17,772
Income before income taxes	**$717,164**	$730,753	$396,065

The components of the provision for income taxes are as follows:

	Year Ended April 30,		
	2011	2010	2009
Current:			
Federal	**$271,361**	$256,444	$ 97,182
Foreign	**4,554**	6,584	1,688
State and local	**21,568**	12,907	5,717
Deferred:			
Federal	**(51,011)**	(21,362)	27,158
Foreign	**(7,338)**	(4,386)	(831)
State and local	**(1,452)**	(13,572)	(802)
Total income tax expense	**$237,682**	$236,615	$130,112

A reconciliation of the statutory federal income tax rate and the effective income tax rate is as follows:

	Year Ended April 30,		
Percent of Pretax Income	**2011**	2010	2009
Statutory federal income tax rate	**35.0%**	35.0%	35.0%
State and local income taxes, net of federal income tax benefit	**2.2**	1.2	0.6
Domestic manufacturing deduction	**(3.8)**	(1.9)	(1.5)
Other items – net	**(0.3)**	(1.9)	(1.2)
Effective income tax rate	**33.1%**	32.4%	32.9%
Income taxes paid	**$365,994**	$212,981	$69,107

The Company accounts for the financial statement recognition and measurement criteria of a tax position taken or expected to be taken in a tax return under FASB ASC 740, *Income Taxes*. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition.

In accordance with the requirements of FASB ASC 740, unrecognized tax benefits have been classified in the Consolidated Balance Sheets as long term, except to the extent payment is expected within one year. The Company recognizes net interest and penalties related to unrecognized tax benefits in income tax expense.

The Company files income tax returns in the U.S. and various state, local, and foreign jurisdictions. The Company is no longer subject to examination of U.S. federal income taxes for years prior to 2008 and, with limited exceptions, the Company is no longer subject to examination of state, local, or foreign income taxes for years prior to 2007. The Company is a voluntary participant in the Compliance Assurance Process ("CAP") offered by the Internal Revenue Service ("IRS"). Through the contemporaneous exchange of information with the IRS, this program is designed to identify and resolve tax positions with the IRS prior to the filing of a tax return, which allows the Company to remain current with its IRS examinations. The Company is currently under a CAP examination for the tax year ending April 30, 2011. During 2011, the Company reached an agreement with the IRS on proposed adjustments resulting from an examination of its federal income tax returns for the years ended April 30, 2008, June 30, 2009, and April 30, 2010. In May 2009, the Company reached an agreement with the IRS on proposed adjustments resulting from an examination of its federal income tax returns for years ended in 2007 and 2006. The agreements did not have a material effect on the Company's effective tax rate or financial position.

Within the next 12 months, it is reasonably possible that the Company could decrease its unrecognized tax benefits by an estimated $1,874, primarily as a result of the expiration of statute of limitations periods.

The Company's unrecognized tax benefits as of April 30, 2011 and 2010, were $20,261 and $15,322, respectively. Of the unrecognized tax benefits, $13,939 and $11,321 would affect the effective tax rate, if recognized, as of April 30, 2011 and 2010, respectively. The Company's accrual for tax-related net interest and penalties totaled $1,792 and $2,289 as of April 30, 2011 and 2010, respectively. The amount of tax-related net interest and penalties credited to earnings totaled $497, $594, and $1,982 during 2011, 2010, and 2009, respectively.

A reconciliation of the Company's unrecognized tax benefits is as follows:

	2011	2010
Balance at May 1,	**$15,322**	$13,794
Increases:		
Current year tax positions	**5,237**	3,977
Prior year tax positions	**4,106**	2,353
Foreign currency translation	**—**	686
Decreases:		
Prior year tax positions	**271**	—
Settlement with tax authorities	**31**	—
Expiration of statute of limitations periods	**3,985**	5,488
Foreign currency translation	**117**	—
Balance at April 30,	**$20,261**	$15,322

NOTE P: ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

Comprehensive income is included in the Statements of Consolidated Shareholders' Equity. The components of accumulated other comprehensive income (loss) as shown in the Consolidated Balance Sheets are as follows:

	Foreign Currency Translation Adjustment	Pension and Other Postretirement Liabilities	Unrealized Gain (Loss) on Available-for-Sale Securities	Unrealized Gain on Cash Flow Hedging Derivatives	Accumulated Other Comprehensive Income (Loss)
Balance at May 1, 2008	$ 58,086	$(24,214)	$ 589	$ 8,151	$ 42,612
Reclassification adjustments	—	—	—	(12,885)	(12,885)
Current period (charge) credit	(47,024)	(65,828)	(4,384)	2,494	(114,742)
Income tax benefit	—	22,349	1,586	3,810	27,745
Balance at April 30, 2009	$ 11,062	$(67,693)	$(2,209)	$ 1,570	$ (57,270)
Reclassification adjustments	—	—	—	(2,494)	(2,494)
Current period credit (charge)	45,926	(18,004)	4,162	3,128	35,212
Income tax benefit (expense)	—	5,691	(1,510)	(210)	3,971
Balance at April 30, 2010	$ 56,988	$(80,006)	$ 443	$ 1,994	$ (20,581)
Reclassification adjustments	—	—	—	(3,128)	(3,128)
Current period credit (charge)	24,773	(10,004)	2,124	9,430	26,323
Income tax benefit (expense)	—	4,076	(765)	(2,296)	1,015
Balance at April 30, 2011	**$ 81,761**	**$(85,934)**	**$ 1,802**	**$ 6,000**	**$ 3,629**

Income tax benefit (expense) is determined using the applicable deferred tax rate for each component of accumulated other comprehensive income (loss).

NOTE Q: COMMON SHARES

Voting: The Company's Amended Articles of Incorporation ("Articles") provide that each holder of an outstanding common share is entitled to one vote on each matter submitted to a vote of the shareholders except for the following specific matters:

- any matter that relates to or would result in the dissolution or liquidation of the Company;
- the adoption of any amendment of the Articles or the Regulations of the Company, or the adoption of amended Articles, other than the adoption of any amendment or amended Articles that increases the number of votes to which holders of common shares are entitled or expands the matters to which time-phase voting applies;
- any proposal or other action to be taken by the shareholders of the Company, relating to the Company's Rights Agreement, dated as of May 20, 2009, between the Company and Computershare Trust Company, N.A. or any successor plan;
- any matter relating to any stock option plan, stock purchase plan, executive compensation plan, executive benefit plan, or other similar plan, arrangement, or agreement;
- adoption of any agreement or plan of or for the merger, consolidation, or majority share acquisition of the Company or any of its subsidiaries with or into any other person, whether domestic or foreign, corporate or noncorporate, or the authorization of the lease, sale, exchange, transfer, or other disposition of all, or substantially all, of the Company's assets;
- any matter submitted to the Company's shareholders pursuant to Article Fifth (which relates to procedures applicable to certain business combinations) or Article Seventh (which relates to procedures applicable to certain proposed acquisitions of specified percentages of the Company's outstanding common shares) of the Articles, as they may be further amended, or any issuance of common shares of the Company for which shareholder approval is required by applicable stock exchange rules; and
- any matter relating to the issuance of common shares, or the repurchase of common shares that the Board determines is required or appropriate to be submitted to the Company's shareholders under the Ohio Revised Code or applicable stock exchange rules.

On the matters listed above, common shares are entitled to 10 votes per share, if they meet the requirements set forth in the Articles. Common shares which would be entitled to 10 votes per share must meet one of the following criteria:

- common shares beneficially owned as of November 6, 2008, and for which there has not been a change in beneficial ownership after November 6, 2008; or
- common shares received through the Company's various equity plans which have not been sold or otherwise transferred since November 6, 2008.

In the event of a change in beneficial ownership, the new owner of that common share will be entitled to only one vote with respect to that share on all matters until four years pass without a further change in beneficial ownership of the share.

Shareholders' Rights Plan: Pursuant to a Shareholders' Rights Plan adopted by the Company's Board of Directors on May 20, 2009, one share purchase right is associated with each of the Company's outstanding common shares.

Under the plan, the rights will initially trade together with the Company's common shares and will not be exercisable. In the absence of further action by the directors, the rights generally will become exercisable and allow the holder to acquire the Company's common shares at a discounted price if a person or group acquires 10 percent or more of the outstanding common shares. Rights held by persons who exceed the applicable threshold will be void. Shares held by members of the Smucker family are not subject to the threshold. If exercisable, each right entitles the shareholder to buy one common share at a discounted price. Under certain circumstances, the rights will entitle the holder to buy shares in an acquiring entity at a discounted price.

The plan also includes an exchange option. In general, if the rights become exercisable, the directors may, at their option, effect an exchange of part or all of the rights, other than rights that have become void, for common shares. Under this option, the Company would issue one common share for each right, in each case subject to adjustment in certain circumstances.

The Company's directors may, at their option, redeem all rights for $0.001 per right, generally at any time prior to the rights becoming exercisable. The rights will expire June 3, 2019, unless earlier redeemed, exchanged, or amended by the directors.

Directors and Officers

The J. M. Smucker Company

(As of May 1, 2011)

DIRECTORS

Vincent C. Byrd
President and Chief Operating Officer
The J. M. Smucker Company

R. Douglas Cowan [A]
Director and Retired Chairman and Chief Executive Officer
The Davey Tree Expert Company
Kent, Ohio

Kathryn W. Dindo [A, E]
Retired Vice President
FirstEnergy Corp.
Akron, Ohio

Paul J. Dolan [E]
Chairman and Chief Executive Officer
Cleveland Indians
Cleveland, Ohio

Elizabeth Valk Long [A, E]
Former Executive Vice President
Time Inc.
New York, New York

Nancy Lopez Knight [G]
Founder
Nancy Lopez Golf Company
Auburn, Alabama

Gary A. Oatey [G]
Chairman and Chief Executive Officer
Oatey Co.
Cleveland, Ohio

Alex Shumate [G]
Managing Partner, North America
Squire, Sanders & Dempsey L.L.P.
Columbus, Ohio

Mark T. Smucker
President, U.S. Retail Coffee
The J. M. Smucker Company

Richard K. Smucker
*Chief Executive Officer^*
The J. M. Smucker Company

Timothy P. Smucker
*Chairman of the Board^*
The J. M. Smucker Company

William H. Steinbrink [G]
Principal
Unstuk, LLC
Shaker Heights, Ohio

Paul Smucker Wagstaff
President, U.S. Retail Consumer Foods
The J. M. Smucker Company

EXECUTIVE OFFICERS

Timothy P. Smucker
*Chairman of the Board^*

Richard K. Smucker
*Chief Executive Officer^*

Dennis J. Armstrong
Senior Vice President, Logistics and Operations Support

Mark R. Belgya
Senior Vice President and Chief Financial Officer

James A. Brown
Vice President, U.S. Grocery Sales

Vincent C. Byrd
President and Chief Operating Officer

John W. Denman
Vice President and Controller

Barry C. Dunaway
Senior Vice President and Chief Administrative Officer

Jeannette L. Knudsen
Vice President, General Counsel and Corporate Secretary

John F. Mayer
Vice President, Sales, Grocery Market

Kenneth A. Miller
Vice President, Alternate Channels

Steven Oakland
President, International, Foodservice, and Natural Foods

Andrew G. Platt
Vice President, Information Services and Chief Information Officer

Christopher P. Resweber
Vice President, Marketing Communications

Julia L. Sabin
Vice President and General Manager, Smucker Natural Foods, Inc.

Mark T. Smucker
President, U.S. Retail Coffee

Paul Smucker Wagstaff
President, U.S. Retail Consumer Foods

Albert W. Yeagley
Vice President, Industry and Government Affairs

PROPERTIES

Corporate Offices:
Orrville, Ohio

Domestic Manufacturing Locations:
Chico, California
Cincinnati, Ohio
El Paso, Texas
Grandview, Washington
Havre de Grace, Maryland
Kansas City, Missouri
Lexington, Kentucky
Memphis, Tennessee
New Bethlehem, Pennsylvania
New Orleans, Louisiana (2)
Orrville, Ohio
Oxnard, California
Ripon, Wisconsin
Scottsville, Kentucky
Seneca, Missouri
Toledo, Ohio

International Manufacturing Locations:
Delhi Township, Ontario, Canada
Dunnville, Ontario, Canada
Sherbrooke, Quebec, Canada
Ste. Marie, Quebec, Canada

Sales and Administrative Offices:*
Akron, Ohio
Bentonville, Arkansas
Edina, Minnesota
Markham, Ontario, Canada
Mexico City, Mexico
Shanghai, China
Tampa, Florida

^ Effective August 16, 2011
* Leased properties
[A] Audit Committee Member
[E] Executive Compensation Committee Member
[G] Nominating and Corporate Governance Committee Member

CORPORATE OFFICES

The J. M. Smucker Company
One Strawberry Lane
Orrville, Ohio 44667
Telephone: (330) 682-3000

STOCK LISTING

The J. M. Smucker Company's common shares are listed on the New York Stock Exchange – ticker symbol SJM.

CORPORATE WEBSITE

To learn more about The J. M. Smucker Company, visit smuckers.com.

ANNUAL MEETING

The annual meeting will be held at 11:00 a.m. Eastern Time, Wednesday, August 17, 2011, in the Fisher Auditorium at the Ohio Agricultural Research and Development Center, 1680 Madison Avenue, Wooster, Ohio 44691.

CORPORATE NEWS AND REPORTS

Corporate news releases, annual reports, and Securities and Exchange Commission filings, including Forms 10-K, 10-Q, and 8-K, are available free of charge on the Company's website. They are also available without cost to shareholders who submit a written request to:

The J. M. Smucker Company
Attention: Corporate Secretary
One Strawberry Lane
Orrville, Ohio 44667

CERTIFICATIONS

The Company's Co-Chief Executive Officers and Chief Financial Officer have certified to the New York Stock Exchange that they are not aware of any violation by the Company of the New York Stock Exchange corporate governance standards. The Company has also filed with the Securities and Exchange Commission certain certifications relating to the quality of the Company's public disclosures. These certifications are filed as exhibits to the Company's Annual Report on Form 10-K.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Ernst & Young LLP
Akron, Ohio

DIVIDENDS

The Company's Board of Directors typically declares a cash dividend each quarter. Dividends are generally payable on the first business day of March, June, September, and December. The record date is approximately two weeks before the payment date. The Company's dividend disbursement agent is Computershare Investor Services, LLC.

SHAREHOLDER SERVICES

The transfer agent and registrar for the Company, Computershare Investor Services, LLC, is responsible for assisting registered shareholders with a variety of matters including:

- ◆ Shareholder investment program (CIP℠)
  - – direct purchase of Company common shares
  - – dividend reinvestment
  - – automatic monthly cash investments
- ◆ Book-entry share ownership
- ◆ Share transfer matters (including name changes, gifting, and inheritances)
- ◆ Direct deposit of dividend payments
- ◆ Nonreceipt of dividend checks
- ◆ Lost share certificates
- ◆ Changes of address
- ◆ Online shareholder account access
- ◆ Form 1099 income inquiries (including requests for duplicate copies)

Shareholders may contact Shareholder Services at the corporate offices regarding other shareholder inquiries.

TRANSFER AGENT AND REGISTRAR

Computershare Investor Services, LLC
250 Royall Street
Canton, MA 02021
Telephone: (800) 456-1169
Telephone outside the U.S., Canada, and Puerto Rico: (312) 360-5254
Website: computershare.com/contactus

This Annual Report includes certain forward-looking statements that are based on current expectations and are subject to a number of risks and uncertainties. Please reference "Forward-Looking Statements" located on page 32 in the "Management's Discussion and Analysis" section.

MIX
Paper from responsible sources
FSC www.fsc.org FSC® C020289

DESIGNED BY: CORPORATE REPORTS INC. ATLANTA, GA


SMUCKER'S

THE J. M. SMUCKER COMPANY

Stay in Touch with Smucker

We appreciate your interest in our 2011 Annual Report. We encourage you and all of our constituents to stay in touch with us throughout the year through our growing number of interactive channels, including those listed below.


SMUCKER'S
THE J.M. SMUCKER COMPANY


SMUCKER'S


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Websites

Smuckers.com

OnlineStore.Smucker.com

PowerOfFamilyMeals.com

Crisco.com

EagleBrand.com

Folgers.com

HungryJack.com

Jif.com

PillsburyBaking.com

RWKnudsenFamily.com

SantaCruzOrganic.com

Bicks.ca

RobinHood.ca

Social Media

Facebook.com/smuckers

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Facebook.com/rwknudsen

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The J. M. Smucker Company
One Strawberry Lane / Orrville, Ohio 44667 / 330.682.3000
smuckers.com